Management’s Discussion and Analysis
For the three months and year ended December 31, 2024
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of March 13, 2025. This discussion covers the three months (“Q4 2024” or the “Quarter”) and the year ended December 31, 2024 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

BUSINESS OVERVIEW
Operations Description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first seven years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Greenstone Mine (“Greenstone”) in Canada, the Mesquite Mine (“Mesquite”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. The Company poured first gold at Greenstone on May 22, 2024 and declared commercial production on November 6, 2024. In August 2024, the Company announced its decision to suspend Phase 1 operations at its Castle Mountain Mine (“Castle Mountain”) for the duration of Phase 2 permitting. While residual leaching and gold production will continue into 2025, commencing September 1, 2024 Castle Mountain is being reported as a development project.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
On May 13, 2024, the Company acquired the remaining 40% interest in Greenstone resulting in the Company owning 100% of Greenstone (the “Greenstone Acquisition”). The operational and financial results of the assets acquired in the Greenstone Acquisition are included from May 13, 2024 onward.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

2024 HIGHLIGHTS
Operational
•Produced 621,893 ounces of gold
•Sold 623,579 ounces of gold at an average realized gold price of $2,423 per oz
•Total cash costs of $1,598 per oz(1) and AISC of $1,870 per oz(1)
•Ten lost-time injuries, one fatality; four sites had no lost-time injuries
•Achieved a total recordable injury frequency rate(2) of 2.21, 26% better than the Company’s target for the year
•Achieved a significant environmental incident frequency rate(2) of 0.20, a 31% improvement compared to 2023
•Poured first gold at Greenstone on May 22, 2024 and declared commercial production on November 6, 2024
•Suspended mining in the Piaba open pit at Aurizona in April following a geotechnical event; continued processing stockpiled ore through April and accelerated mining in the new Tatajuba open pit; commenced processing Tatajuba ore in July and re-commenced mining in the Piaba open pit in November
Earnings
•Income from mine operations of $304.0 million
•Net income of $339.3 million or $0.85 per share
•Adjusted net income of $96.7 million(1) or $0.24 per share(1)

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

2024 HIGHLIGHTS (CONTINUED)
Financial
•Cash flow from operations before changes in non-cash working capital of $430.2 million ($372.2 million after changes in non-cash working capital)
•Adjusted EBITDA of $458.2 million(1)
•Sustaining expenditures of $151.1 million and non-sustaining expenditures of $283.1 million
•Cash and cash equivalents (unrestricted) of $239.3 million at December 31, 2024
•Net debt(1) of $1,108.5 million at December 31, 2024

Corporate
•On October 1, 2024, filed a short form base shelf prospectus, replacing the previous short form base shelf prospectus which was set to expire by year-end 2024
•On May 13, 2024, purchased the remaining 40% of Greenstone to consolidate 100% ownership to Equinox Gold for total consideration of $962.6 million, as follows:
◦42.0 million common shares of Equinox Gold valued at $217.6 million
◦$705.0 million in cash payable on closing, funded in part with a new term loan and a bought deal financing
◦$40.0 million in cash payable by December 31, 2024, which was paid in full on December 30, 2024
•Maintained liquidity
◦On October 29, 2024, deferred the first five monthly deliveries associated with gold prepay transactions
◦On April 26, 2024, completed $299.0 million bought deal financing to partially fund the Greenstone Acquisition; issued 56.4 million common shares at $5.30 per share
◦On May 13, 2024, arranged new $500.0 million three-year term loan to partially fund the Greenstone Acquisition
◦Extended the $139.3 million principal 4.75% convertible notes from March 10, 2025 to September 10, 2025 and amended the conversion price from $7.80 per common share to $6.50 per common share
◦In October 2024, issued 26.6 million common shares upon conversion of $139.7 million of convertible notes with a $5.25 conversion price
◦Sold the remainder of the Company’s equity investment in i-80 Gold Corp. (TSX: IAU) (“i-80 Gold”) for total proceeds of $48.2 million
•On October 9, 2024, Mr. Fraz Siddiqui resigned from the Company’s Board of Directors (“Board”). Mr. Siddiqui was the Board appointee of Mubadala Investment Company under an investor rights agreement. With conversion of the $130 million convertible note and subsequent sale of the issued shares, as announced on October 3, 2024, the investor rights agreement is no longer in effect
•On May 10, 2024, Ms. Trudy Curran was appointed to the Board
Development and Exploration
•Advanced permitting and front-end engineering for the Castle Mountain Phase 2 expansion
•Commenced mining of the new Tatajuba open-pit deposit at Aurizona; advanced technical studies for the Piaba underground portal and ramp
•Successfully replaced reserves through 75,175 metres of reserve replacement drilling and strategic mine planning updates
•Completed 8,748 metres of step-out drilling across the portfolio with a focus on mine life extension, and completed 25,215 metres of regional drilling to delineate new deposits
•Issued an updated technical report for Greenstone, which included updates to the Mineral Reserve and Mineral Resource estimates, annual production estimates, and life-of-mine capital and operating costs
•Updated the Mineral Resource estimate for the exploration-stage Hasaga Property and issued an updated technical report

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

2024 HIGHLIGHTS (CONTINUED)
Responsible Mining
•Completed the Ride to Greenstone fundraiser: cycled 3,634 km from Vancouver, BC to Greenstone and raised C$1.24 million for the Geraldton District Hospital and more than C$200,000 for six charities in Brazil and the USA
•Improved the Company’s S&P Corporate Sustainability Assessment score by 13% compared to 2023

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2024

Operational
•Produced 213,964 ounces of gold
•Sold 217,678 ounces of gold at an average realized gold price of $2,636 per oz
•Total cash costs of $1,458 per oz and AISC of $1,652 per oz(1)
•Four lost-time injuries and a total recordable injury frequency rate(2) of 2.48 for the Quarter
•No significant environmental incidents during the Quarter
Earnings
•Income from mine operations of $170.1 million
•Net income of $28.3 million or $0.06 per share (basic)
•Adjusted net income of $77.5 million or $0.17 per share(1)
Financial
•Cash flow from operations before changes in non-cash working capital of $212.7 million ($247.8 million after changes in non-cash working capital)
•Adjusted EBITDA of $218.2 million(1)
•Sustaining expenditures of $39.9 million and non-sustaining expenditures of $49.1 million

RECENT DEVELOPMENTS
•Provided 2025 production and cost guidance of 635,000 to 750,000 ounces of gold at cash costs of $1,075 to $1,175 per oz and AISC of $1,455 to $1,550 per oz(1)
•Provided 2025 sustaining and non-sustaining expenditure guidance of $411 million
◦$310 million of sustaining expenditures
◦$102 million of non-sustaining expenditures
•Issued an updated technical report for Fazenda that includes an updated Mineral Reserve and Mineral Resource estimate, demonstrating mine life extension to 2033
•At Los Filos, the Company reached consensus on terms for new agreements with three local communities. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If the Company is unable to satisfactorily complete these agreements with all three agreements in the very near term, the Company will suspend operations at Los Filos indefinitely

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RECENT DEVELOPMENTS (CONTINUED)
•On February 23, 2025, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Calibre Mining Corp. (“Calibre”) whereby the Company will acquire 100% of the issued and outstanding common shares of Calibre in an at-market business combination pursuant to a plan of arrangement (the “Transaction”). Under the terms of the Arrangement, Calibre shareholders will receive 0.31 of an Equinox Gold common share for each Calibre common share held immediately prior to the closing of the Transaction. Upon completion of the Transaction, existing Equinox Gold shareholders and former Calibre shareholders will own approximately 65% and 35% of the outstanding common shares of the combined company, respectively, which will continue under the name “Equinox Gold Corp.”. The principal properties owned by Calibre include the Valentine gold mine development project in Canada, and a portfolio of operational mines and exploration and development properties in Nicaragua. Closing of the Transaction is subject to the receipt of Calibre and Equinox Gold shareholders’ approvals and certain regulatory approvals, and other customary closing conditions. The Transaction is expected to close during the second quarter of 2025. If the Arrangement Agreement is terminated by the Company or Calibre prior to the closing of the Transaction, termination fees in the amount of $145.0 million and $85.0 million are payable by the Company and Calibre, respectively, to the other party.
Concurrent with the Arrangement Agreement, the Company entered into a subscription agreement to participate in Calibre’s private placement convertible note financing. The private placement closed on March 4, 2025 with the Company purchasing a convertible note at par with a principal amount of $40.0 million and a maturity date of March 4, 2030 (the “Calibre Convertible Note”). The Calibre Convertible Note is unsecured, and has an annual interest rate of 5.5%. At any time prior to the maturity date, the Company may convert the Calibre Convertible Note into common shares of Calibre at a price of C$4.25 per Calibre common share. In connection with the private placement, the Company received 8,813,252 common share purchase warrants of Calibre (the “Calibre Warrants”) for no additional consideration. Each Calibre Warrant is exercisable into one common share of Calibre at a price of C$4.50 per Calibre common share until March 4, 2030.
Upon the occurrence of a change of control of Calibre, except for a change of control resulting from completion of the Transaction, the Company may require Calibre to, within 30 days following the change of control, repay the Calibre Convertible Note at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest. Calibre may also, upon such change of control, prepay any portion of the principal amount outstanding under the Calibre Convertible Note using the same redemption formula as described above on the principal amount being prepaid.
If the Arrangement Agreement is terminated prior to the closing of the Transaction, the maturity date of the Calibre Convertible Note will be accelerated to January 31, 2026.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Gold produced	oz	213,964	173,983	154,960	621,893	564,458
Gold sold	oz	217,678	173,973	149,861	623,579	559,481
Average realized gold price	$/oz	2,636	2,461	1,983	2,423	1,941
Cash costs per oz sold(1)(2)	$/oz	1,458	1,720	1,330	1,598	1,350
AISC per oz sold(1)(2)	$/oz	1,652	1,994	1,657	1,870	1,612
Financial data
Revenue	M$	575.0	428.4	297.8	1,514.1	1,088.2
Income from mine operations	M$	170.1	101.4	38.6	304.0	109.0
Net income (loss)	M$	28.3	0.3	3.9	339.3	28.9
Earnings (loss) per share (basic)	$/share	0.06	—	0.01	0.85	0.09
Adjusted EBITDA(1)	M$	218.2	141.9	95.3	458.2	304.4
Adjusted net income (loss)(1)	M$	77.5	37.4	2.4	96.7	21.7
Adjusted EPS(1)	$/share	0.17	0.09	0.01	0.24	0.07
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	239.3	167.8	192.0	239.3	192.0
Net debt(1)	M$	1,108.5	1,314.7	733.0	1,108.5	733.0
Operating cash flow before changes in non-cash working capital(3)	M$	212.7	130.1	168.2	430.2	527.5
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months and year ended December 31, 2024 excludes Greenstone’s results before the mine reached commercial production on November 6, 2024 and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced (see Development Projects). Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Includes proceeds from gold prepay arrangements of $75.6 million and $225.0 million for the three months and year ended December 31, 2023, respectively.
(4)Numbers in tables throughout this MD&A may not sum due to rounding.
Gold ounces sold in Q4 2024 were higher compared to Q4 2023 primarily due to production at Greenstone and higher production at Los Filos, offset partially by lower production at Aurizona. Greenstone continued to ramp up during the Quarter and commercial production was declared on November 6, 2024. Los Filos placed the highest volume of recoverable ounces for the year on its leach pads in Q4 2024 and elevated production followed accordingly. At Aurizona, the lower production was due to the majority of ore coming from the Tatajuba pit which has lower grades than the Piaba pit.
Gold ounces sold for the year ended December 31, 2024 were 11% higher compared to 2023, primarily driven by increased production at Greenstone being offset partially by lower production at Aurizona. Gold sales at Greenstone were 110,518 ounces for 2024 in its first partial year of production. Gold sales at Aurizona were lower than 2023 by 47,269 ounces, or 39% due to the suspension of mining in the Piaba pit in April 2024 due to a geotechnical event as the result of persistent heavy rains. During Q2 2024, the plant was idle for eight weeks while mining transitioned to the Tatajuba pit. In May 2024, mining commenced at the Tatajuba open pit and ore production for plant feed started in June 2024. The plant was restarted in July 2024. Production in the second half of 2024 was impacted by lower grades in the Tatajuba pit compared to the Piaba pit.
Revenue was higher in Q4 2024 compared to Q4 2023 and for the year ended December 31, 2024 compared to the same period in 2023, due to higher gold prices and increase in gold ounces sold for the respective periods. The Company realized $2,636 per ounce sold in Q4 2024 generating $575.0 million in revenue, compared to $1,983 per ounce sold in Q4 2023 generating $297.8 million in revenue. The Company realized $2,423 per ounce sold in the year ended December 31, 2024, generating $1,514.1 million in revenue, compared to the realization of $1,941 per ounce sold generating $1,088.2 million in revenue in the year ended December 31, 2023.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Cash costs per oz sold was 10% higher in Q4 2024 compared to Q4 2023 with higher cash costs across the portfolio of mines. AISC per oz sold for Q4 2024 was in line with Q4 2023 results due to lower capitalized stripping in Q4 2024 at Los Filos due to mine sequence driving a strip ratio that was 59% lower than the prior year. Cash cost per oz sold and AISC per oz sold for 2024 were higher than 2023 in part due to open pit mine sequencing and pit life cycles. Open pit tonnes mined per contained ounce of gold was 44% higher in 2024 compared to 2023, reflecting increases at all open pit mines, but driven particularly by Mesquite which was conducting stripping for the Ginger pit, with ore expected in 2025, and Aurizona, which was performing Piaba pit remediation and sourcing ore from the lower grade Tatajuba pit. The Company expects open pit tonnes mined per contained ounce of gold in 2025 to be more consistent with 2023 results.
In Q4 2024, income from mine operations was $170.1 million (Q4 2023 - $38.6 million) and for the year ended December 31, 2024 was $304.0 million (year ended December 31, 2023 - $109.0 million). Income from mine operations for the three months and year ended December 31, 2024 includes income from Greenstone’s mine operations of $75.3 million and $142.1 million, respectively. In addition to the impact of Greenstone’s operations in 2024, income from mine operations was higher in Q4 2024 compared to Q4 2023 due to the increase in the average realized gold price per ounce sold.
Net income for Q4 2024 was $28.3 million (Q4 2023 - net income of $3.9 million) and net income for the year ended December 31, 2024 was $339.3 million (year ended December 31, 2023 - net income of $28.9 million). The higher net income in Q4 2024 compared to Q4 2023 is mainly driven by higher income from mine operations, partially offset by fair value losses on foreign exchange contracts and higher finance expense in 2024.
The higher net income for the year ended December 31, 2024 compared to the same period in 2023 was mainly due to higher income from mine operations and an increase in other income, driven by a gain of $579.8 million on remeasurement of the previously held interest in Greenstone, net of cumulative foreign currency translation loss of $31.9 million reclassified to net income. The gain on remeasurement was partially offset by a related deferred tax expense of $181.9 million on remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. The increase in net income is partially offset by unfavorable changes in the fair values of the Company’s foreign exchange contracts and gold contract derivatives and an increase in finance expense.
In Q4 2024, adjusted EBITDA was $218.2 million (Q4 2023 - $95.3 million) and for the year ended December 31, 2024 was $458.2 million (year ended December 31, 2023 - $304.4 million). In Q4 2024, adjusted net income was $77.5 million (Q4 2023 - $2.4 million) and for the year ended December 31, 2024 was an adjusted net income of $96.7 million (year ended December 31, 2023 - $21.7 million).
The increase in adjusted EBITDA and adjusted net income in Q4 2024 was primarily due to higher income from mine operations as described above. The increase in adjusted net income is partially offset by higher finance expense.
The increase in adjusted EBITDA and adjusted net income for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to higher income from mine operations as described above and is partially offset by a $9.6 million realized gain on foreign exchange contracts (year ended December 31, 2023 - realized gain of $32.8 million) and a $23.5 million realized loss on gold contracts (year ended December 31, 2023 - realized gain of $0.8 million). The increase in adjusted net income in Q4 2024 and for the year ended December 31, 2024 is partially offset by the increase in finance expense in 2024 compared to 2023.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

2024 GUIDANCE COMPARISON
In February 2024, the Company published its 2024 production and cost guidance, which was subsequently updated to reflect the consolidation of its ownership of Greenstone and progress with the Greenstone ramp-up, the suspension of Phase 1 mining at Castle Mountain until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and the geotechnical event at Aurizona (“2024 Guidance”).
Production of 621,893 ounces of gold was within the 2024 Guidance range of 590,000 to 675,000 ounces of gold. Cash costs were higher than 2024 Guidance at $1,598 per oz compared to guidance of $1,450 to $1,550 per oz and AISC was within 2024 Guidance at $1,870 per oz compared to guidance of $1,820 to $1,920 per oz. 2024 Guidance and Actuals achieved at each mine are outlined below.

	2024 Actuals			2024 Guidance
	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)
Canada
Greenstone(2)	111,717	$1,013	$1,145	110,000 - 130,000	$850 - $950	$1,050 - $1,150
USA
Mesquite	71,984	$1,259	$1,306	55,000 - 65,000	$1,345 - $1,445	$1,410 - $1,510
Castle Mountain(3)	20,511	$1,745	$1,920	15,000	1,718	1,942
Mexico
Los Filos	170,369	$1,920	$2,185	155,000 - 175,000	$1,785 - $1,885	$2,090 - $2,190
Brazil
Aurizona	71,624	$1,567	$2,233	70,000 - 80,000	$1,450 - $1,550	$2,175 - $2,275
Fazenda	62,382	$1,366	$1,647	65,000 - 70,000	$1,195 - $1,295	$1,560 - $1,660
Santa Luz	56,906	$1,951	$2,224	70,000 - 80,000	$1,495 - $1,595	$1,900 - $2,000
RDM	56,400	$1,415	$1,608	50,000 - 60,000	$1,260 - $1,360	$1,800 - $1,900
Total	621,893	$1,598	$1,870	590,000 - 675,000	$1,450 - $1,550	$1,820 - $1,920
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Greenstone gold production actuals and guidance includes ounces produced and expected to be produced, respectively, during the pre-commercial production and commercial production periods. Greenstone cash cost per oz and AISC per oz actuals and guidance are the actual costs and expected costs, respectively, of gold production after commercial production was achieved on November 6, 2024.
(3)Castle Mountain 2024 guidance reflects anticipated production and costs prior to the suspension of mining in Q3 2024. Castle Mountain cash cost per oz and AISC per oz 2024 actuals reflect costs to produce gold prior to the suspension of mining. Castle Mountain 2024 production actuals reflect gold production for the entirety of 2024.
Sustaining and Non-sustaining Expenditures(1)

	2024 Actuals		2024 Guidance
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
Canada
Greenstone(3)	$6	$213	$9	$199
USA
Mesquite	3	41	5	60
Castle Mountain	4	4	3	4
Mexico
Los Filos	45	—	50	—
Brazil
Aurizona	49	5	58	11
Fazenda	18	11	25	3
Santa Luz	16	3	21	4
RDM	11	7	16	14
Total sustaining and non-sustaining expenditures(2)	$152	$284	$187	$295
(1)Sustaining and non-sustaining expenditures include exploration expense and capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining capital expenditures for the year ended December 31, 2024 were $130.8 million. Total non-sustaining capital expenditures for the year ended December 31, 2024 were $247.7 million.
(3)For the year ended December 31, 2024, non-sustaining expenditures at Greenstone exclude capitalized interest of $84.1 million.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

2024 GUIDANCE COMPARISON (CONTINUED)
Sustaining expenditures for 2024 were $35 million lower compared to 2024 Guidance primarily due to a deferral in tailings storage facility (“TSF”) spend at Aurizona, less sustaining development at Fazenda, lower spend on tailings handling equipment at RDM, and lower TSF spend at Santa Luz.

Non-sustaining expenditures for 2024 were $20 million lower compared to 2024 Guidance primarily due to Mesquite, where an over-reconciliation of ore tonnes resulted in lower strip ratios and less waste being capitalized.

2025 GUIDANCE AND OUTLOOK
For 2025, the Company expects to produce 635,000 to 750,000 ounces of gold. Cash costs for 2025 are estimated at $1,075 to $1,175 per oz, with AISC of $1,455 to $1,550 per oz. Production and cash flow are expected to grow each quarter through 2025.
The Company is not issuing 2025 cost and production guidance for Los Filos. Continuing operations at Los Filos in 2025 is subject to the successful completion of new long-term agreements with three local communities. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd carbon-in-leach (“CIL”) processing plant to increase recoveries from higher-grade ore. The Company and the three communities have held collaborative and open dialogue and reached consensus on terms for new agreements. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If the Company is unable to satisfactorily complete these agreements with all three communities in the very near term, the Company will suspend operations at Los Filos indefinitely.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(3)	Non-sustaining expenditures (M$)(4)
Canada
Greenstone	300,000 - 350,000	$790 - $890	$1,045 - $1,145	$116	$35
USA
Mesquite	90,000 - 105,000	$1,235 - $1,335	$1,725 - $1,825	$51	$16
Brazil
Aurizona	70,000 - 90,000	$1,205 - $1,305	$1,855 - $1,955	$57	$29
Bahia Complex(6)	125,000 - 145,000	$1,360- $1,460	$1,845- $1,945	$70	$12
RDM	50,000 - 60,000	$1,615 - $1,715	$1,880 - $1,980	$15	$10
Total(5)	635,000 - 750,000	$1,075 - $1,175	$1,455 - $1,550	$310	$102
(1)Cash costs per oz sold and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Exchange rates used to forecast 2025 cash cost and AISC per oz include a rate of BRL 5.25 to USD 1, CAD 1.34 to USD 1 and MXN 18.50 to USD 1.
(3)Sustaining expenditures include asset retirement obligation accretion and amortization, exploration expense and capital expenditures. Of the $310 million sustaining expenditures, $296 million is expected to be capital expenditures. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(4)Non-sustaining expenditures include exploration expense and capital expenditures. Of the $102 million non-sustaining expenditures, $90 million is expected to be capital expenditures.
(5)Total is the sum of the individual mine-level amounts. Numbers may not sum due to rounding.
(6)The Bahia Complex reflects the anticipated merger of Santa Luz and Fazenda in 2025. See below for additional detail.
The Company’s primary operating focus for 2025 continues to be ramping up Greenstone to full capacity. For development activities, the Company is advancing engineering and permitting for the Castle Mountain Phase 2 expansion and plans to start underground portal development for the Aurizona underground expansion in late 2025.
Cash costs for 2025 reflect the life cycle stages of the assets in the Company’s portfolio and that consumables, labour and equipment costs are expected to face continued upward pressure throughout 2025. In addition, due to the recent strength of the United States Dollar (“USD”), the Brazilian Real (“BRL”), Canadian Dollar (“CAD”) and Mexican Peso (“MXN”) have underperformed compared to USD in 2023 and 2024, and management expects additional weakening in the BRL, CAD and MXN compared to USD throughout 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

2025 GUIDANCE AND OUTLOOK (CONTINUED)
Sustaining expenditures in 2025 of $310 million includes investing: (i) $101 million in capitalized stripping programs, with the largest investments at Aurizona and Mesquite, (ii) $72 million in equipment costs, of which $52 million relates to fleet support processing improvements and production loaders at Greenstone, $12 million relates to equipment and components acquisition at Bahia Complex, and (iii) $66 million relates to tailings storage facility (“TSF”) lifts and maintenance at Greenstone, Aurizona, Bahia Complex and RDM. Non-sustaining expenditures in 2025 of $102 million includes investing: (i) $32 million for post construction costs at Greenstone including a new hydro substation, fleet equipment, a seventh genset in the power plant, and a new Ontario Provincial Police detachment building, and (ii) $23 million related to capitalized stripping programs at Mesquite and RDM.
Sustaining expenditures for 2025 include $14 million for exploration with a focus on reserve replacement across the portfolio. Non-sustaining expenditures include $14 million for step-out and regional exploration, primarily at Aurizona and in the Bahia Complex.
The Company plans to use increased cash flow from operations, coupled with high gold prices, to continue deleveraging its balance sheet, targeting approximately $200 million in debt repayment, including repayment of the 2020 Convertible Notes. Given normal seasonality of the Company’s operations and Greenstone ramp-up, this is expected to occur in the second half of the year. Should the 2020 Convertible Notes be converted to shares, total deleveraging will increase by approximately $140 million, as repayment funds will be redirected to other debt reduction. This proactive debt reduction strategy is expected to enhance financial flexibility and strengthen the Company’s capital structure, positioning it for long-term financial stability.
The Company is combining Fazenda and Santa Luz into a single reporting unit called the “Bahia Complex” effective in the first half of 2025. These two mines are in close geographic proximity and share management oversight, making this consolidation a strategic step to maximize synergies and cost efficiencies. Upon implementation, the Company expects to report production, cash costs, and AISC for the Bahia Complex on a combined basis.
On February 1, 2025, an executive order was signed by the President of the United States, which introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian government announced retaliatory tariffs on imports from the United States. Subsequently, all three countries postponed their previously announced tariffs. The Company believes its revenue structure will be largely unaffected by the tariffs. The Company is reviewing its exposure to the potential tariffs and alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented. However, the majority of the Company’s cost structure relates to labour, contractors, energy and royalties in the countries in which it operates, and these items are not expected to be directly affected by any of the tariffs. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on the Company’s supply chains, the Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances. The costs guidance set out above does not factor any potential impact from such tariffs.
The Company may revise guidance during the year to reflect changes to expected results.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 million tonne per year carbon-in-pulp process plant located in Ontario, Canada. The Company acquired its initial 60% interest in Greenstone in April 2021 and construction was advanced as a joint operation with Orion holding the remaining 40% interest. On May 13, 2024, Equinox Gold acquired Orion’s 40% interest to fully consolidate ownership of Greenstone into Equinox Gold.
Operating and financial results for the three months and year ended December 31, 2024

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	June 30, 2024	December 31, 2024
Ore mined	kt	3,145	2,038	1,276	7,108
Waste mined	kt	9,225	6,579	5,811	26,453
Open pit strip ratio	w:o	2.93	3.23	4.56	3.72
Tonnes processed	kt	1,643	1,319	725	3,687
Average gold grade processed	g/t	1.26	1.15	1.28	1.22
Recovery	%	82.0	78.6	88.0	82.1
Gold produced	oz	53,022	42,448	16,247	111,717
Gold sold	oz	56,413	43,747	10,358	110,518
Financial data
Revenue(2)	M$	148.3	106.1	23.9	278.3
Cash costs(1)	M$	58.7	40.7	7.8	107.2
Sustaining capital(1)	M$	5.3	—	—	5.3
Reclamation expenses	M$	0.3	0.4	0.1	0.8
Total AISC(1)	M$	64.3	41.1	7.9	113.3
AISC contribution margin(1)	M$	83.9	65.0	16.1	165.0
Non-sustaining expenditures	M$	21.1	65.0	74.0	212.9
Unit analysis
Realized gold price per oz sold	$/oz	2,629	2,425	2,312	2,518
Cash costs per oz sold(1)	$/oz	1,041	930	750	970
AISC per oz sold(1)	$/oz	1,141	938	762	1,025
Mining cost per tonne mined	$/t	2.66	3.09	0.91	1.97
Processing cost per tonne processed	$/t	15.68	12.03	3.84	12.05
G&A cost per tonne processed	$/t	7.04	8.80	4.88	7.24
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Greenstone construction commenced in Q4 2021 and was substantially complete at the end of Q4 2023. Commissioning activities commenced in Q1 2024 and continued through Q3 2024. Ore was introduced into the system on April 6, 2024 and the first gold pour was achieved on schedule on May 22, 2024.
Ramp-up of the mine continued to progress through 2024, and on November 6, 2024, the Company announced Greenstone was in commercial production.
At December 31, 2024, the mine had moved more than 33.6 million tonnes of material and had more than 3.9 million tonnes of ore stockpiled. Plant throughput for the crushing and grinding circuits increased through the Quarter and averaged 20,400 tpd for the month of December 2024, representing 76% of design capacity. The crushing and grinding circuits have demonstrated operation at the full production rate of 27,000 tpd and gold recovery has reached daily highs over 90% and averaged 82% through the Quarter. Changes implemented in Q4 2024 to the cyclone feed pumps, wet screens and other areas are expected to meaningfully reduce plant downtime and increase overall plant availability.
Recoveries in 2024 reflect higher-than-planned solution tails grade, predominantly at higher throughputs, due to ineffective seating of certain valves in the carbon-in-pulp circuit. Greenstone determined that recalibration and replacement with a dart-style valve will be more effective and prevent pregnant solution losses to tailings. Valves were recalibrated in Q4 2024 and

Management’s Discussion and Analysis For the three months and year ended December 31, 2024 replacement valves are expected to be installed in H1 2025. With these improvements underway, Greenstone expects to continue its ramp-up to achieve design recovery rates by mid-2025.
On October 1, 2024, Equinox Gold released an updated technical report that provided updated capital and operating costs and outlined a new mine plan with a larger pit, more Mineral Reserves and a longer mine life, producing an estimated 5.2 million ounces over Greenstone’s initial 15-year mine life. Production is expected to average 390,000 ounces per year for the first five years, and approximately 330,000 ounces per year life of mine.
Q4 2024 Analysis
Production
Greenstone production was higher for the three months ended December 31, 2024 compared to the three months ended September 30, 2024 due to the continued ramp up of operations, with 44% more material mined, 25% more ore processed, 9% higher ore grades and 4% higher recovery.
Mining unit costs were lower for the three months ended December 31, 2024 compared to the three months ended September 30, 2024 due to the ongoing ramp up of activities and higher volumes mined. Processing unit costs were higher for the three months ended December 31, 2024 compared to the three months ended September 30, 2024 due to work associated with plant optimizations. General and administrative unit costs were lower for the three months ended December 31, 2024 compared to the three months ended September 30, 2024 due to higher ore tonnes processed.
Cash costs per oz sold were higher for the three months ended December 31, 2024 compared to the three months ended September 30, 2024 due to higher processing costs. AISC per oz sold was higher for the three months ended December 31, 2024 compared to the previous period due to higher cash costs.
All expenditures prior to achieving commercial production on November 6, 2024 were classified as non-sustaining. As such, there were no sustaining capital expenditures during the first three quarters of the year. Sustaining capital expenditures for the three months ended December 31, 2024 was $5.3 million, primarily related to a TSF raise, buildings and other infrastructure. Non-sustaining expenditures for the three months and year ended December 31, 2024 were $21.1 million and $212.9 million, respectively, primarily related to initial capital, fleet leasing costs, buildings and other infrastructure.
For its first partial year of production, Greenstone achieved 2024 Guidance, with production of 111,717 oz compared to guidance of 110,000 - 130,000 oz of gold. Greenstone’s cash costs of $970 per oz was higher than guidance of $850 - $950 per oz and AISC of $1,025 per oz was lower than guidance of $1,050 - $1,150 per oz of gold sold.
Outlook
Greenstone production guidance for 2025 is 300,000 to 350,000 ounces of gold, with cash costs of $790 to $890 per oz and AISC of $1,045 to $1,145 per oz.
Sustaining expenditures at Greenstone of $116 million in 2025 include $35 million for a TSF raise, $52 million for fleet support, processing improvements and production loaders, and $20 million for a dewatering well, water management pond, waste rock storage areas, and back-up power. Non-sustaining expenditures of $35 million in 2025 relate primarily to purchasing an additional shovel and trucks, completing the relocated community electrical substation, installation of a seventh genset in the power plant, and completing the Ontario Provincial Police detachment construction.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California. Mesquite has been operating since 1986.
Operating and financial results for the three months and year ended December 31, 2024

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined and stacked on leach pad	kt	—	1,535	3,844	6,681	16,988
Waste mined	kt	13,348	12,198	8,067	49,076	34,119
Open pit strip ratio	w:o	—	7.95	2.10	7.35	2.01
Average gold grade stacked to leach pad	g/t	—	0.33	0.52	0.33	0.45
Gold produced	oz	17,129	15,223	25,923	71,984	87,753
Gold sold	oz	17,273	15,018	24,190	73,664	85,987
Financial data
Revenue(2)	M$	45.5	37.6	48.6	173.1	167.9
Cash costs(1)	M$	23.1	20.3	25.9	92.7	95.1
Sustaining capital(1)	M$	0.2	0.4	0.1	0.6	10.7
Reclamation expenses	M$	0.7	0.6	(0.1)	2.8	1.8
Total AISC(1)	M$	24.0	21.3	25.9	96.1	107.6
AISC contribution margin(1)	M$	21.4	16.3	22.7	76.9	60.4
Non-sustaining expenditures	M$	22.7	11.2	5.9	41.1	17.2
Unit analysis
Realized gold price per oz sold	$/oz	2,634	2,504	2,009	2,350	1,953
Cash costs per oz sold(1)	$/oz	1,337	1,354	1,070	1,259	1,105
AISC per oz sold(1)	$/oz	1,392	1,421	1,068	1,306	1,251
Mining cost per tonne mined	$/t	1.71	1.49	1.91	1.47	1.66
Processing cost per tonne processed	$/t	—	7.16	3.85	6.82	3.01
G&A cost per tonne processed	$/t	—	2.96	1.39	2.91	0.96
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2024 Analysis
Production
Production was lower in the three months and year ended December 31, 2024 compared to the same periods in 2023 as mining activity in 2024 has been predominantly focused on waste stripping in the Ginger pit, with the majority of ore coming from other mineralized waste and ancillary ore sources, whereas in 2023 significant ore was mined from Vista East pit starting in Q2 2023. The Ginger pit strip program is expected to provide access to ore in H1 2025. Total tonnes mined in Q4 2024 were 12% higher compared to Q4 2023 while no ore tonnes were mined in Q4 2024 due to the phase of mining Ginger pit being entirely waste stripping. Total tonnes mined for the year ended December 31, 2024 were 9% higher compared to the same period in 2023, while ore tonnes mined were 61% lower and the strip ratio was 266% higher, reflecting the waste stripping campaign in the Ginger pit. Waste hauls are generally shorter than ore hauls, enabling more tonnes to be moved.
Mining unit costs were lower for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to lower diesel prices and increased strip ratios, resulting in more waste hauls which are less costly than ore hauls due to the shorter distance required. Processing and general and administration unit costs were higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due primarily to the impact of fewer tonnes stacked in 2024.
Cash costs per oz sold were higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to the impact of fewer recoverable ounces stacked on the heap leach pad in 2024. AISC per oz sold was higher for the three months and year ended December 31, 2024 due to the impact of higher cash costs per oz sold offset partially by lower sustaining capital for 2024, as Ginger capital stripping was classified as non-sustaining.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
Sustaining capital expenditures for the three months and year ended December 31, 2024 were $0.2 million and $0.6 million, respectively, primarily related to infrastructure. Non-sustaining expenditures for the three months and year ended December 31, 2024 were $22.7 million and $41.1 million, respectively, primarily related to capitalized stripping in the Ginger pit and the final lease payments for haul trucks.

For production, Mesquite exceeded 2024 Guidance, with production of 71,984 ounces compared to production guidance of 55,000 to 65,000 ounces of gold. Mesquite’s costs were lower than 2024 Guidance, with cash costs of $1,259 per oz compared to guidance of $1,345 to $1,445 per oz and AISC of $1,306 per oz compared to guidance of $1,410 to $1,510 per oz, driven by additional ore mined due to positive reconciliations and a change in the mine plan which provided access to additional ore and commencement of mining the Ginger pit in Q4 2024.

Mesquite sustaining expenditures were lower than 2024 Guidance due to lower spend on equipment and infrastructure. Non-sustaining expenditures were lower than 2024 Guidance with lower capitalized stripping as the Ginger pit over-reconciled for ore tonnes, meaning lower strip ratios and less capitalized waste tonnes.
Exploration and Development
No exploration drilling was completed at Mesquite in Q4 2024. Results from the 4,970 metre (“m”) step-out reverse circulation (“RC”) drill program completed in Q2 2024 designed to test for extensions of the Ginger deposit were incorporated into an updated geological model. Geological mapping of the main open pits continues. Exploration expenditures at Mesquite for the year ended December 31, 2024 were $1.2 million.
Outlook
Mesquite production guidance for 2025 is 90,000 to 105,000 ounces of gold, with approximately 70% of production expected in the second half of the year. Cost guidance for 2025 is cash cost of $1,235 to $1,335 per oz and AISC of $1,725 to $1,825 per oz. Sustaining expenditures of $51 million primarily relate to capitalized stripping of the Brownie phase 4 and Big Chief 8 pits. Non-sustaining expenditures of $16 million primarily relate to capitalized waste stripping of the Ginger pit.
Mesquite’s 2025 production is predominantly from accessing the Ginger pit which is expected to yield ore in H1 2025. Brownie phase 4, Rainbow North and Big Chief 8 pits waste stripping campaigns will be performed throughout 2025 to provide ore for 2026.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2024 involved three open pits (Los Filos, Bermejal and Guadalupe) and one underground mine (Los Filos). Crushed and run-of-mine ore from the various deposits is processed by heap leaching.
Operating and financial results for the three months and year ended December 31, 2024

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined - open pit	kt	3,395	3,054	1,307	9,633	9,092
Waste mined - open pit	kt	7,948	8,243	7,411	35,081	39,789
Open pit strip ratio	w:o	2.34	2.70	5.67	3.64	4.38
Average open pit gold grade	g/t	0.60	0.64	1.21	0.63	0.86
Ore mined - underground	kt	238	222	125	809	461
Average underground gold grade	g/t	2.57	3.14	3.26	2.81	3.22
Tonnes processed	kt	3,812	3,253	1,488	10,566	9,702
Gold produced	oz	60,521	48,462	42,210	170,369	159,071
Gold sold	oz	58,321	49,880	39,474	169,556	157,586
Financial data
Revenue(2)	M$	153.4	122.6	78.2	410.8	305.0
Cash costs(1)	M$	112.1	98.3	65.2	325.5	260.8
Sustaining capital(1)	M$	6.4	8.0	16.1	40.9	33.8
Sustaining lease payments	M$	0.2	0.2	—	0.7	0.2
Sustaining exploration expenditures	M$	0.1	0.1	—	0.5	—
Reclamation expenses	M$	0.8	0.7	0.7	2.9	3.0
Total AISC(1)	M$	119.6	107.4	82.0	370.5	297.9
AISC contribution margin(1)	M$	33.8	15.2	(3.8)	40.4	7.1
Care and maintenance	M$	—	—	—	—	0.3
Non-sustaining expenditures	M$	—	—	0.2	—	0.7
Unit analysis
Realized gold price per oz sold	$/oz	2,630	2,458	1,982	2,423	1,935
Cash costs per oz sold(1)	$/oz	1,922	1,972	1,651	1,920	1,655
AISC per oz sold(1)	$/oz	2,051	2,153	2,078	2,185	1,890
Mining cost per tonne mined - open pit	$/t	1.94	1.93	2.65	1.93	2.08
Mining cost per tonne mined - underground	$/t	110.99	105.73	110.34	103.51	117.81
Processing cost per tonne processed	$/t	7.55	7.42	17.80	7.54	10.14
G&A cost per tonne processed	$/t	2.73	2.59	7.54	2.84	4.02
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2024 Analysis
Production
Production was higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to an increase in ore tonnes mined and a drawdown in 2024 of ounces in heap leach inventory accumulated to the end of 2023.
Open pit mining unit costs for the three months and year ended December 31, 2024 were lower compared to the same periods in 2023 with lower diesel costs and the impact of the weakening MXP compared to the USD, which was 17% and 3% lower for the quarter and year, respectively, compared to the same periods in 2023. Underground mining unit costs were in line for the three months and decreased for the year ended December 31, 2024 compared to the same periods in 2023. In Q1 2023, underground mining unit costs were higher due to the higher-cost of the Bermejal underground mine, while for full-

Management’s Discussion and Analysis For the three months and year ended December 31, 2024 year 2024 unit costs decreased due to optimization efforts and an increase in underground ore being mined from the lower-cost Los Filos underground mine.
Processing unit costs decreased for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to the impact of the crusher and conveyor being offline for much of Q1 2024, as planned. As a result of the crusher and conveyor being offline, the site reprocessed 2.9 million tonnes of leach pad material which has a lower unit cost than primary crush and agglomeration. Additionally 9% more ore tonnes were processed in 2024 than the prior year and higher volumes average down the fixed costs of processing. General and administration unit costs decreased for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to an increase in ore tonnes processed. Total general and administration costs are consistent with prior period costs.
Cash costs per oz sold were higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to lower ore grades processed in 2024 and the impact of fewer recoverable ounces stacked in the first half of 2024 (i.e. more tonnes stacked and processed to achieve a similar level of production). For Q4 2024, AISC per oz sold was less than Q4 2023 due to 48% more ounces sold in the period. AISC per oz sold increased for the year ended December 31, 2024 compared to the prior year predominantly due to the higher cash costs per oz sold.
Sustaining capital expenditures for the three months and year ended December 31, 2024 were $6.4 million and $40.9 million, respectively, primarily related to Guadalupe and Los Filos open pit capitalized stripping, Los Filos underground development and processing infrastructure. No non-sustaining expenditures were incurred at Los Filos for 2024.
For production, Los Filos achieved 2024 Guidance, with production of 170,369 ounces of gold compared to production guidance of 155,000 to 175,000 ounces. For costs, Los Filos was marginally over cash costs guidance with cash costs of $1,920 per oz compared to guidance of $1,785 to $1,885 per oz and achieved AISC guidance with AISC of $2,185 per oz compared to guidance of $2,090 to $2,190 per oz.
Exploration and Development

Exploration drilling at Los Filos was concluded early in Q4 2024 and included 402 m of infill core drilling in the Guadalupe open pit. Drilling for the year totalled 11,300 m representing 105% of the originally planned 2024 drilling. Exploration expenditures at Los Filos for the three months and year ended December 31, 2024 were $0.8 million and $5.6 million, respectively.

Outlook
The Company is not issuing 2025 cost and production guidance for Los Filos. 2025 operations at Los Filos is subject to the successful completion of new long-term agreements with three local communities. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd CIL processing plant to increase recoveries from higher-grade ore. The Company and the three communities have held a collaborative and open dialogue process and have reached consensus on terms for new agreements. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If the Company is unable to satisfactorily complete these agreements with all three communities in the very near term, the Company will suspend operations at Los Filos indefinitely.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil that commenced production in Q3 2019. Ore from a number of open pits is processed in an 8,000 tpd CIL plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three months and year ended December 31, 2024

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined	kt	1,029	798	1,453	2,039	3,750
Waste mined	kt	11,485	7,568	5,347	25,073	20,805
Open pit strip ratio	w:o	11.16	9.48	3.68	12.30	5.55
Tonnes processed	kt	938	690	812	2,562	3,390
Average gold grade processed	g/t	0.90	0.97	1.44	0.96	1.22
Recovery	%	89.2	90.8	90.1	90.0	90.3
Gold produced	oz	24,277	17,181	34,104	71,624	120,626
Gold sold	oz	24,520	16,334	33,638	72,895	120,164
Financial data
Revenue(2)	M$	64.8	40.7	65.9	173.8	233.3
Cash costs(1)	M$	37.4	24.6	30.7	114.2	128.3
Sustaining capital(1)	M$	16.4	9.6	11.6	45.2	41.6
Sustaining lease payments	M$	0.3	0.4	0.5	1.6	1.9
Reclamation expenses	M$	0.5	0.4	0.4	1.7	1.3
Total AISC(1)	M$	54.6	35.0	43.2	162.7	173.1
AISC contribution margin(1)	M$	10.1	5.6	22.8	11.0	60.2
Non-sustaining expenditures	M$	0.9	0.9	3.5	4.6	8.3
Unit analysis
Realized gold price per oz sold	$/oz	2,641	2,489	1,960	2,384	1,941
Cash costs per oz sold(1)	$/oz	1,525	1,503	913	1,567	1,068
AISC per oz sold(1)	$/oz	2,229	2,145	1,283	2,233	1,440
Mining cost per tonne mined	$/t	2.14	2.48	3.32	2.58	3.17
Processing cost per tonne processed	$/t	9.71	12.30	12.68	12.79	12.24
G&A cost per tonne processed	$/t	4.16	5.59	5.30	6.15	5.16
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2024 Analysis
Production
In late March 2024, due to persistent heavy rains in Maranhão, Brazil, there was a displacement of material in two locations in the south wall of the Piaba pit. As a result of this geotechnical event, access to the Piaba pit was restricted and mining of Piaba was suspended while the Company implemented a remediation plan to ensure safe mining of the pit.
After the geotechnical event, milling and gold production continued from the existing ore stockpile until the end of April 2024. During Q2 2024, the plant was idle for eight weeks while mining transitioned to the Tatajuba deposit, from which mining was originally planned for Q4 2024. In May 2024, mining commenced at the Tatajuba open pit and the plant was restarted in July 2024. Tatajuba provided most of the ore feed for the remainder of 2024; mining of the upper portion of the Piaba pit recommenced in November 2024 and ore was also sourced from the smaller Boa Esperança pit.
Production was lower for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to the suspension of mining the Piaba pit, the plant being idle for May and June, and the impact of mining lower grade ore from the Tatajuba and Boa Esperança pits.
Mining unit costs were lower in the three months and year ended December 31, 2024 compared to the same periods in 2023 due to lower diesel prices and lower costs associated with mining in the Tatajuba and Boa Esperança pits due to softer ore

Management’s Discussion and Analysis For the three months and year ended December 31, 2024 and easier to mine nature of the ore, higher positions in the pits and lower contractor rates. The weakening of the BRL also contributed to lower mining costs. Processing unit costs were lower for Q4 2024 compared to Q4 2023 principally due to higher volumes of ore processed and softer ore. Processing unit costs increased for the year ended December 31, 2024 compared to the prior year due to lower volumes of ore processed overall. General and administrative unit costs were lower for Q4 2024 compared to Q4 2023, primarily due to higher volumes of ore processed, and higher for the year ended December 31, 2024 compared to the same period in 2023 due to lower volumes of ore processed.
Higher cash costs and AISC per oz sold for the three months and year ended December 31, 2024 compared to the same periods in 2023, were driven by lower gold sales in 2024 which result from the impact of a partial suspension of operations beginning in April 2024. Additionally, cash costs and AISC per oz sold for 2024 were impacted by costs incurred and accrued associated with remediation work associated with the geotechnical event of approximately $70 per ounce and costs incurred while the plant was idle and operating below normal levels of approximately $95 per ounce.
Sustaining capital expenditures for the three months and year ended December 31, 2024 were $16.4 million and $45.2 million, respectively, primarily related to capitalized stripping. Non-sustaining expenditures for the three months and year ended December 31, 2024 were $0.9 million and $4.6 million, respectively, primarily related to engineering studies for the portal and decline for underground development and drilling.
For production, Aurizona achieved 2024 Guidance, with production of 71,624 ounces compared to production guidance of 70,000 to 80,000 ounces of gold. For costs, Aurizona did not achieve 2024 Guidance with cash costs of $1,567 per oz compared to guidance of $1,450 to $1,550 per oz and AISC of $2,233 per oz compared to guidance of $2,175 to $2,275 per oz.
Aurizona sustaining and non-sustaining expenditures were lower than 2024 Guidance due to the postponement of TSF work following the geotechnical event and slower underground engineering and construction spend.
Exploration and Development
Exploration drilling activities continued in Q4 2024 with the primary focus on high potential regional targets. A total of 3,478 m of core drilling was carried out on regional exploration targets during the Quarter, bringing the 2024 total for regional drilling to 10,049 m. Drilling during Q4 2024 also included 300 m of resource delineation of the western extension of the Tatajuba deposit bringing the year-to-date total to 3,778 m. Exploration expenditures at Aurizona for the three months and year ended December 31, 2024 were $0.3 million and $1.3 million, respectively.
Outlook
The Aurizona mine plan was modified as a result of the geotechnical event, with continued access restrictions to certain areas of the Piaba open pit, during the rainy season. Production guidance for 2025 is 70,000 to 90,000 ounces of gold, with cash costs of $1,205 to $1,305 per oz and AISC of $1,855 to $1,955 per oz.
Sustaining expenditures at Aurizona of $57 million in 2025 include $33 million in capitalized stripping and $16 million for Vene 2 TSF expansion. Non-sustaining expenditures at Aurizona of $29 million in 2025 primarily relate to underground development.
The Company is advancing plans for the development of the Piaba underground portal and ramp in late 2025, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits. A new mine plan will see an increased contribution of ore from a larger open pit while underground mining continues.
Operating and financial results for the three months and year ended December 31, 2024

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined - open pit	kt	132	141	118	538	554
Waste mined - open pit	kt	1,960	1,701	989	6,661	5,168
Open pit strip ratio	w:o	14.87	12.08	8.36	12.38	9.34
Average open pit gold grade	g/t	1.30	1.14	1.18	1.20	1.37
Ore mined - underground	kt	257	219	262	780	854
Average underground gold grade	g/t	2.06	1.55	1.88	1.81	1.78
Ore mined - total	kt	389	360	380	1,318	1,407
Tonnes processed	kt	374	377	369	1,477	1,429
Average gold grade processed	g/t	1.80	1.37	1.68	1.47	1.61
Recovery	%	91.1	90.3	89.7	90.6	90.2
Gold produced	oz	18,522	15,280	17,708	62,382	66,375
Gold sold	oz	19,055	15,464	17,273	63,221	66,120
Financial data
Revenue(2)	M$	50.5	38.2	34.1	152.1	127.8
Cash costs(1)	M$	19.4	23.4	21.3	86.4	81.3
Sustaining capital(1)	M$	3.7	4.2	5.5	15.0	12.2
Sustaining lease payments	M$	0.6	0.6	0.4	2.1	1.5
Reclamation expenses	M$	0.1	0.1	0.2	0.6	0.7
Total AISC(1)	M$	23.8	28.3	27.4	104.1	95.7
AISC contribution margin(1)	M$	26.6	9.9	6.7	48.0	32.0
Non-sustaining expenditures	M$	3.1	2.7	2.8	10.6	10.9
Unit analysis
Realized gold price per oz sold	$/oz	2,648	2,472	1,977	2,406	1,932
Cash costs per oz sold(1)	$/oz	1,019	1,512	1,234	1,366	1,230
AISC per oz sold(1)	$/oz	1,251	1,831	1,588	1,647	1,448
Mining cost per tonne mined - open pit	$/t	2.11	2.22	2.39	2.26	2.45
Mining cost per tonne mined - underground	$/t	28.06	31.79	33.58	33.81	33.41
Processing cost per tonne processed	$/t	11.62	13.63	14.06	12.76	14.49
G&A cost per tonne processed	$/t	7.99	7.96	7.69	7.55	6.75
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2024 Analysis
Production
Production was higher in Q4 2024 compared to Q4 2023 with higher grades from open pit and underground mining as ongoing development improved access to higher grade areas. Production was lower for the year ended December 31, 2024 compared to the same period in 2023 mainly due to lower grades from open pit mining driven by mine sequencing, and lower underground tonnes mined as the result of slow development rates. Mine development rates improved in Q4 2024 as a result of additional mining equipment brought onsite at the beginning of Q3 2024.
Open pit mining unit costs for the three months and year ended December 31, 2024 were lower compared to the same periods in 2023 due to higher tonnes moved in 2024. 2024 costs also benefited from the weakening of the BRL against the USD. Underground mining unit costs were lower in the three months ended December 31, 2024 compared to the same

Management’s Discussion and Analysis For the three months and year ended December 31, 2024 period in 2023 due to weakening of the BRL and lower maintenance and consumables costs. Underground mining unit costs for the year ended December 31, 2024 were consistent with the same period in 2023 as the impact of increased labour costs and fewer underground ore tonnes mined were offset by the weakening of the BRL against the USD. Additional equipment was brought onsite at the beginning of Q3 2024, which increased underground production volumes. Processing unit costs were lower in the three months and year ended December 31, 2024 compared to the same periods in 2023 primarily due to weakening of the BRL, lower consumables and power costs, and the impact of more ore tonnes processed. General and administration unit costs increased for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to additional consulting, shared costs and increased labour costs.
Cash costs per oz sold were lower in Q4 2024 compared to Q4 2023 reflecting the benefit of additional mining equipment brought onsite at the beginning of Q3 2024 and the weaker BRL. Cash costs per oz sold were higher for the year ended December 31, 2024 compared with the same period in 2023 due to lower mining rates and lower grades processed in 2024 compared to 2023. AISC per oz sold were lower in Q4 2024 compared to Q4 2023 reflecting the lower cash costs per oz sold. AISC per oz sold were higher for the year ended December 31, 2024 compared to the same period in 2023 due to higher cash costs per oz sold, as well as higher sustaining capital spend.
Sustaining capital expenditures for the three months and year ended December 31, 2024 were $3.7 million and $15.0 million, respectively, primarily related to mobile equipment, underground development, and capital stripping. Non-sustaining expenditures for the three months and year ended December 31, 2024 were $3.1 million and $10.6 million, respectively, primarily related to exploration drilling and underground development.
Fazenda’s production was lower than 2024 Guidance, with production of 62,382 ounces of gold compared to guidance of 65,000 to 70,000 ounces of gold due to lower mining volumes in the first half of the year. Fazenda did not achieve 2024 Guidance for cash costs with a result of $1,366 per oz compared to guidance of $1,195 to $1,295 per oz but achieved 2024 Guidance with AISC of $1,647 per oz compared to guidance of $1,560 to $1,660 per oz.
Fazenda’s sustaining expenditures were lower than 2024 Guidance due to lower sustaining mine development. Non-sustaining expenditures were higher than 2024 Guidance due to additional non-sustaining mine development and exploration.
In February 2025, the Company Issued an updated Mineral Reserve and Resource estimate, effective June 30, 2024, for Fazenda that supports an extension in Fazenda’s mine life to 2033. The updated Mineral Reserve and Resource estimate reflects a 142% increase in Mineral Reserves to 763 thousand ounces of contained gold and a 418% increase in Mineral Resources to 1.524 million ounces of contained gold, exclusive of Mineral Reserves and net of Mineral Resource conversion.
Exploration and Development

During the Quarter, the Company drilled 17,269 m of core focused on Mineral Reserve replacement in the immediate underground mine area, bringing the year-to-date total to 63,785 m. Surface exploration drilling for the year included 6,896 m of core drilling and was completed during Q3 2024. Exploration expenditures at Fazenda for the three months and year ended December 31, 2024 were $2.2 million and $8.4 million, respectively.
Outlook
In 2025, the focus at Fazenda is on development of the larger, CLX open pit.

Fazenda is part of the Bahia Complex. Bahia Complex production guidance for 2025 is 125,000 to 145,000 ounces of gold, with cash costs of $1,360 to $1,460 per oz and AISC of $1,845 to $1,945 per oz.
Sustaining expenditures at Bahia Complex of $70 million in 2025 primarily relate to $22 million for capitalized stripping, $12 million for the acquisition of equipment and components, $8 million for exploration, $4 million for infrastructure and vegetation clearing, $9 million for a TSF raise, and $4 million for underground development. Non-sustaining expenditures of $12 million in 2025 relate primarily to underground development and exploration.
Sustaining expenditures for 2025 include $8 million for exploration with a focus on reserve replacement. Non-sustaining expenditures include $9 million for step-out and regional exploration.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz uses a resin-in-leach (“RIL”) process to recover gold from carbonaceous ores.
Operating and financial results for the three months and year ended December 31, 2024

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined	kt	877	361	678	2,091	2,326
Waste mined	kt	2,608	3,410	1,323	11,522	8,303
Open pit strip ratio	w:o	2.97	9.44	1.95	5.51	3.57
Tonnes processed	kt	604	653	536	2,301	2,200
Average gold grade processed	g/t	1.27	1.29	1.17	1.27	1.25
Recovery	%	63.5	58.3	61.7	59.2	64.7
Gold produced	oz	14,793	16,650	12,044	56,906	57,182
Gold sold	oz	15,478	16,266	12,132	56,984	56,696
Financial data
Revenue(2)	M$	41.0	40.3	24.2	137.5	110.0
Cash costs(1)	M$	28.2	31.7	25.4	111.2	95.3
Sustaining capital(1)	M$	0.3	3.7	3.3	13.8	7.2
Sustaining lease payments	M$	0.2	0.1	0.1	0.5	0.4
Reclamation expenses	M$	0.3	0.3	0.2	1.3	1.0
Total AISC(1)	M$	29.0	35.8	29.0	126.8	103.9
AISC contribution margin(1)	M$	12.1	4.4	(4.8)	10.8	6.0
Non-sustaining expenditures	M$	0.4	0.3	0.6	3.1	3.0
Unit analysis
Realized gold price per oz sold	$/oz	2,652	2,476	1,993	2,412	1,940
Cash costs per oz sold(1)	$/oz	1,820	1,949	2,092	1,951	1,681
AISC per oz sold(1)	$/oz	1,868	2,203	2,392	2,224	1,834
Mining cost per tonne mined	$/t	2.99	3.00	3.45	3.03	3.25
Processing cost per tonne processed	$/t	21.35	22.03	25.84	23.86	23.79
G&A cost per tonne processed	$/t	5.08	5.26	5.66	4.82	5.02
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2024 Analysis
Production
Production was higher for Q4 2024 compared to Q4 2023 due to higher ore volumes processed and higher grades in Q4 2024. Production for the year ended December 31, 2024 was consistent with the same period in 2023 as the impact of an increase in the volume of ore processed was offset by lower recoveries in 2024. Processing challenges were encountered in 2024 which resulted in an increase in plant downtime related to modifications for the detox, adsorption/desorption/recovery (“ADR”) and electrowinning circuits. The team continues to work through planned optimization initiatives. Installation of a new trunnion on the SAG mill has enabled higher throughput in spite of additional plant downtime in Q3 2024.
Mining unit costs were lower for the three months and year ended December 31, 2024 compared to the same periods in 2023 primarily due to the impact of a weakening of the BRL. Processing unit costs were lower for Q4 2024 compared to Q4 2023 due to the impact of the BRL. Processing unit costs were in line for the year ended December 31, 2024 compared to the same period in 2023 due to an increase in consumables and maintenance costs being offset by a weakening BRL. General and administration unit costs were lower for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to higher tonnes processed.
Cash costs per oz sold were lower for Q4 2024 compared to Q4 2023 due to higher gold production. Cash costs per oz sold were higher for the year ended December 31, 2024 compared to the same period in 2023 principally due to lower recoveries and a higher strip ratio in 2024. AISC per oz sold was lower for Q4 2024 compared to Q4 2023 due to higher gold

Management’s Discussion and Analysis For the three months and year ended December 31, 2024 production, and higher for the year ended December 31, 2024 compared to the same period in 2023 principally due to higher cash costs per oz sold, in addition to higher sustaining capital spend driven by higher capitalized stripping and equipment spend.
Sustaining capital expenditures for the three months and year ended December 31, 2024 were $0.3 million and $13.8 million, respectively, primarily related to capitalized waste stripping, a TSF liner installation and processing equipment for the desliming circuit project. Non-sustaining expenditures for the three months and year ended December 31, 2024 were $0.4 million and $3.1 million, respectively, primarily related to exploration.
For production, Santa Luz did not achieve 2024 Guidance due to lower recoveries, with production of 56,906 ounces compared to production guidance of 70,000 - 80,000 ounces of gold. Santa Luz’s costs were higher than 2024 Guidance with cash costs of $1,951 per oz compared to guidance of $1,495 to $1,595 per oz and AISC of $2,224 per oz compared to guidance of $1,900 to $2,000 per oz.
Santa Luz sustaining expenditures were lower than 2024 Guidance due to the deferral of TSF-related work.
Exploration and Development

The planned 2024 exploration drilling programs at Santa Luz were completed during Q3 2024. A total of 8,270 m of drilling, including 5,147 m of RC and 3,123 m of core, was carried out focused on several high-priority regional targets. Exploration expenditures at Santa Luz for the three months and the year ended December 31, 2024 were $0.4 million and $3.1 million, respectively.
Outlook
In 2025, the focus at Santa Luz is on improving the steady-state throughput of the plant to achieve and maintain a design capacity of 2.7 million tonnes per annum. Recoveries for 2025 are planned at 64%.
Santa Luz is part of the Bahia Complex. Bahia Complex production guidance for 2025 is 125,000 to 145,000 ounces of gold, with cash costs of $1,360 to $1,460 per oz and AISC of $1,845 to $1,945 per oz.
Sustaining expenditures at Bahia Complex of $70 million in 2025 primarily relate to $22 million for capitalized stripping, $12 million for the acquisition of equipment and components, $8 million for exploration, $4 million for infrastructure and vegetation clearing, $9 million for a TSF raise and $4 million for underground development. Non-sustaining expenditures of $12 million in 2025 relate primarily to underground development and exploration.
Sustaining expenditures for 2025 include $8 million for exploration with a focus on reserve replacement. Non-sustaining expenditures include $9 million for step-out and regional exploration.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months and year ended December 31, 2024

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined	kt	1,022	738	849	2,291	2,003
Waste mined	kt	2,662	4,295	1,891	12,052	9,197
Open pit strip ratio	w:o	2.60	5.82	2.23	5.26	4.59
Ore rehandled	kt	0	16	57	380	715
Tonnes processed	kt	728	683	684	2,621	2,400
Average gold grade processed	g/t	0.99	0.82	0.90	0.79	0.78
Recovery	%	87.9	84.4	88.1	86.7	87.2
Gold produced	oz	21,320	13,472	16,994	56,400	52,614
Gold sold	oz	22,240	11,998	17,177	56,232	52,092
Financial data
Revenue(2)	M$	58.8	29.5	34.0	136.6	101.4
Cash costs(1)	M$	27.1	16.4	18.8	79.6	62.4
Sustaining capital(1)	M$	1.6	4.9	3.3	8.7	11.2
Sustaining lease payments	M$	0.3	0.2	2.5	1.1	9.5
Reclamation expenses	M$	0.3	0.3	0.3	1.1	0.9
Total AISC(1)	M$	29.3	21.8	24.9	90.5	84.0
AISC contribution margin(1)	M$	29.5	7.7	9.1	46.2	17.4
Care and maintenance	M$	—	—	—	—	1.0
Non-sustaining expenditures	M$	—	0.7	—	6.9	—
Unit analysis
Realized gold price per oz sold	$/oz	2,644	2,455	1,980	2,429	1,946
Cash costs per oz sold(1)	$/oz	1,220	1,367	1,097	1,415	1,199
AISC per oz sold(1)	$/oz	1,318	1,817	1,453	1,608	1,612
Mining cost per tonne mined	$/t	3.09	2.44	2.88	2.87	2.28
Processing cost per tonne processed	$/t	14.07	11.96	12.18	12.48	12.18
G&A cost per tonne processed	$/t	3.88	3.53	3.62	3.66	3.35
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2024 Analysis
Production
Production increased in the three months and year ended December 31, 2024 compared to the same periods in 2023 since a permit required for access to higher grade material for processing was received in early October 2024.
Mining unit costs were higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to higher mining equipment rental rates and costs associated with the mobilization of new mining equipment. Total tonnes moved increased 28% in the year ended December 31, 2024 compared to the same period in 2023 driven by higher productivity with the rental of new mining equipment after replacement of the previous rental and owner-operated fleet. Processing unit costs were higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to costs associated with the management of dry stack tailings that commenced in 2024. General and administration unit costs were higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to higher consulting fees and shared regional costs, which are allocated to Brazilian operations based on revenue.
Cash costs per oz sold were higher for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to the additional cost of tailings haulage to the new dry stack tailings storage facility. AISC per oz sold was lower

Management’s Discussion and Analysis For the three months and year ended December 31, 2024 for the three months and year ended December 31, 2024 due to increased gold production, reduced tailings dam related costs and weakening of the BRL compared to the USD.
Sustaining capital expenditures for the three months and year ended December 31, 2024 were $1.6 million and $8.7 million, respectively, primarily related to rental of mining equipment. Non-sustaining expenditures for the year ended December 31, 2024 of $6.9 million primarily related to capitalized stripping.
For production, RDM achieved 2024 Guidance, with production of 56,400 ounces compared to production guidance of 50,000 to 60,000 ounces of gold. RDM’s cash costs were higher than 2024 Guidance with cash costs of $1,415 per oz compared to guidance of $1,260 to $1,360. AISC of $1,608 per oz was lower than 2024 Guidance of $1,800 to $1,900 per oz due to lower equipment spend than planned.
RDM sustaining and non-sustaining expenditures were lower than 2024 Guidance principally due to less non-sustaining capitalized stripping in the open pit with less waste being moved than planned.
Exploration and Development
No exploration drilling occurred at RDM in 2024. In April 2024, RDM received the permit for construction of a dry stack TSF, which began operating in Q3 2024 and is now in operation.
Outlook
RDM production guidance for 2025 is 50,000 to 60,000 ounces of gold, with cash costs of $1,615 to $1,715 per oz and AISC of $1,880 to $1,980 per oz.
Sustaining expenditures at RDM of $15 million in 2025 include $6 million for the dry tails storage facility costs and $5 million for equipment to haul tails to the storage facility. Non-sustaining expenditures of $10 million in 2025 relate primarily to capitalized stripping.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

DEVELOPMENT PROJECTS
Los Filos Expansion, Guerrero, Mexico
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion that would increase production and extend the mine life of Los Filos by developing the Bermejal underground deposit and constructing a 10,000 tpd CIL processing plant that would process higher-grade ore and operate concurrently with the existing heap leach facilities.
2024 Update and Outlook
While the economic and production estimates outlined in the feasibility study were predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, the ability to successfully execute new land access agreements, receipt of an amended environmental permit, market conditions, and availability and cost of capital. Currently the Los Filos team is focused on implementation of operational improvements, advancing community agreements, and social investment projects.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. Phase 2 is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad residual leaching to recover additional gold. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower third of global gold mining costs.
2024 Update and Outlook
The Company continues to advance optimization work on Phase 2. While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed effects, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (“BLM”)) in March 2022. The Company received the BLM’s Plan completeness determination in Q1 2024. During Q2 2024, the project lead agencies and Equinox Gold awarded the project management for permitting and environmental analysis to SWCA Environmental Consultants. Later in 2024, the project lead agencies determined they must complete an Environmental Impact Statement (“EIS”) / Environmental Impact Report (“EIR”) to analyze the potential environmental effects of the Phase 2 expansion project and in compliance with the National Environmental Policy Act (NEPA) and the California Environmental Quality Act (CEQA), respectively. The Company expects the lead agencies to publish a Notice of Intent in 2025, which commences the formal permitting review process.
A Memorandum of Understanding among the project lead agencies to prepare the joint EIS/EIR has been approved and is expected to be signed by both agencies during H1 2025. The Company anticipates the EIS/EIR stage of formal environmental analysis to occur throughout 2025 and 2026.
In August 2024, given the increasing costs associated with contract mining, crushing, and agglomeration, and increasing complexity and variability in mining low-grade historical backfill, the Company suspended mining at Castle Mountain Phase 1 for the duration of the Phase 2 permitting process. Residual leaching and gold production are expected to continue through the first half of 2025, at which point both mining and processing will be suspended until the completion of Phase 2 permitting.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and several satellite open pit deposits. The underground mine would operate concurrently with the open pits.
2024 Update and Outlook
The Company continues to advance engineering studies for an underground mine below the Piaba pit. The Company is focused on improving accuracy for underground work areas of ventilation, access from the portals for mining layouts and ore extraction, as well as planning that is required prior to construction of a portal and underground decline. As a result of the geotechnical event in the Piaba pit during Q1 2024, the construction of a portal and underground decline was deferred to late 2025. To support the additional power requirements of the underground operations, the Company signed a contract to proceed with an upgrade of the existing 69kV power transmission line which will increase the available power to 18 MW by 2026, and also for a new power line that would provide additional power, totaling 21 MW, in January 2028.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had four lost-time injuries during the Quarter and ten lost-time injuries during the year. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) was 0.49 per million hours worked for the 12-month rolling period (0.76 for Q4 2024), compared to the target of 0.61 per million hours worked for calendar year 2024. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 2.21 per million hours worked for the 12-month rolling period (2.48 for Q4 2024), compared to the target of 3.00 per million hours worked for 2024.
The Company had one fatality in Q2 2024 in the underground portion of its Fazenda Mine. Operations were suspended for four days, during which safety refresher training was conducted for the site’s workforce. Equinox Gold provided its full support to the individual’s family and the relevant authorities, and learnings from the incident investigation were shared across the Company.
Environment
During Q4 2024 and the year ended December 31, 2024, there were no significant environmental incidents as defined by the Company’s environmental standards. The Company’s SEIFR was 0.20 per million hours worked for the 12-month rolling period (0.00 for Q4 2024) compared to the target of 1.26 per million hours worked for calendar year 2024.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
During 2024, the Company undertook numerous Indigenous and community engagement activities.
In Canada, Greenstone started delivering Indigenous Cross-cultural Awareness Training to its workforce. The Company sponsored golf, curling and hockey tournaments in Kenogamisis, Geraldton and Longlac, and supported female entrepreneurship in partnership with the Greenstone Economic Development Corporation. Members of the Greenstone team participated in the Lakehead University Powwow, as well as in each of the mine’s Indigenous partners’ powwows during August and September. Greenstone celebrated National Indigenous Day and supported each of the communities in the area for National Indigenous Day celebrations: Ginoogaming First Nation, Aroland First Nation, Animbiigoo Zaagi’igaan Anishinaabek, Long Lake #58 First Nation and the Métis Nation of Ontario. The Company also commemorated the National Day of Truth and Reconciliation with an event held at the MacLeod Provincial Park. In addition, First Nations Chiefs were invited to Greenstone to witness a gold pour, together with the Premier of Ontario.
In Brazil, all sites continued the implementation of community programs that support education, sports, cultural development and skills training. Fazenda worked with contractors to support a community skills development program as well as their local recruitment program, and one contractor successfully hired 14 individuals from Barrocas and Teofilândia in March. Fazenda participated in Environment Week of the Barrocas community and received students from Canto community and members of the Special Parents and Friends Association for mine tours. Fazenda also organized Easter egg and Christmas cake manufacturing courses for women from Canto, Barreiras, and Fazenda Brasileiro, providing them with valuable skills and alternative income generating activities, and is also helping them to identify markets for their products. Members of the Fazenda team participated in the Independence Day parade in Teofilândia, promoting the role of women in mining.
Aurizona continued with skills development and training programs for community members and supported community health by providing opportunities for physical activity such as capoeira, a style of martial art, establishing a gym facility, investing in the Street Soccer program, and sponsoring the Female Soccer Tournament.
Santa Luz assisted the local government with road maintenance, organized environmental education lectures in neighbouring communities, and continued the implementation of skills development and training programs for community members.
RDM supported the local government in their campaign to prevent and fight the spread of dengue fever, continued its involvement with a project dedicated to supporting children’s and elders’ rights, and held public discussions and a workshop on tailings dam safety.
In Mexico, Los Filos continued the community dialogue process to negotiate new land use and social agreements that would improve the long-term economic viability of the mine. The site continues its commitment to supporting education through its Scholarship Programs. The site signed an agreement with the Autonomous University of Guerrero to conduct a participatory water monitoring program in Mezcala community, in addition to the reforestation program that began during Q1 2024 with this same community. Los Filos completed construction of the Carrizalillo healthcare center and concluded the community water distribution system improvement project. The site continued to support local economy projects, such as agave replanting and commercial mezcal production in Xochipala. In August, Los Filos opened a new Community Engagement Office in Mezcala and had the community authorities of Carrizalillo, Mezcala and Xochipala, together with a representative of the municipal government and the Secretary of Economic Development of Guerrero State, at the opening ceremony.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
In the USA, Castle Mountain maintained an ongoing partnership with the Desert Research Institute, focusing on ecology research. To support conservation efforts, the team donated a dozen salvaged cacti to the Mojave Desert Heritage & Cultural Association and donated salvaged Joshua tree, yucca and other cacti to the Las Vegas Valley Water District.
In August, the Company successfully completed its Ride to Greenstone initiative, a 3,634 km bike relay from Vancouver, BC to Geraldton, Ontario to celebrate the official opening of Greenstone and raise money for the Geraldton District Hospital. The initiative raised more than C$1.2 million for the hospital, which serves a 2,767-km2 region in Northern Ontario including five Indigenous communities and the Greenstone workforce. Equinox Gold’s mine sites in California, Mexico and Brazil sent cyclists and medics to join this expedition and also organized a variety of events to raise more than C$200,000 for charities in their local communities, bringing the Company’s global workforce, contractors and suppliers together to support the communities in which we work.
ESG Reporting
In May 2024, the Company’s 2023 ESG Report was published, including a Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”) indicators index. The report was fully translated to Spanish and Portuguese, and all three versions are available to download on the Company’s website at https://www.equinoxgold.com/responsible-mining/. The ESG Report integrates disclosures previously published in the Company’s Water Stewardship Report, Climate Action Report and Tailings Management Overview into one single document.

In May 2024, the Company issued its inaugural report under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act. A copy of the report is available to download on the Company’s website at https://www.equinoxgold.com/corporate-governance/.

The Company’s Morningstar Sustainalytics ESG Risk Rating was updated in Q3 2024, showing a score of 29.8 out of 100 (a lower number is better), effectively placing the Company in a “medium risk” with “strong management” category. In Q4 2024, the Company received an S&P Corporate Sustainability Assessment (CSA) score of 52/100 (a higher number is better), which is a 13% improvement from the previous year’s score and places the Company in the top quartile of the Metals and Mining industry subgroup. The Company’s ISS ESG Corporate Rating also improved from D+ to C-.
In Q3 2024, the Company completed an internal audit of selected ESG indicators and identified opportunities to improve the Company’s ESG data collection systems. The Company began its 2024 ESG reporting cycle in Q4 2024, integrating improved controls and advancing its ESG Data Integration Project, which automates the consolidation of indicators.

CORPORATE
Acquisition of Orion’s 40% Interest in Greenstone
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund II (SC) Ltd. (subsequently renamed PAG Holdings Corp.), the entity that holds a 40% interest in Greenstone, for total consideration as measured for purposes of financial reporting of $960.9 million. The Greenstone Acquisition resulted in the Company owning 100% and obtaining control of Greenstone.
Prior to completion of the Greenstone Acquisition, Greenstone was a joint operation in which the Company had a 60% interest and the Company’s share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated. Upon completion of the Greenstone Acquisition, the Company obtained full control of Greenstone. The Company determined that Greenstone constitutes a business and that the Greenstone Acquisition represents a business combination achieved in stages.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

CORPORATE (CONTINUED)
The total purchase price, consisting of the acquisition-date fair value of total consideration transferred and the Company’s previously held interest in Greenstone immediately prior to the acquisition date, has been accounted for and recorded in the financial statements as follows:

	Preliminary	Adjustment(3)	Final
Cash consideration	$705,037	$—	$705,037
Deferred cash consideration(1)	38,254	—	38,254
Share consideration(2)	217,640	—	217,640
Total consideration transferred	960,931	—	960,931
Fair value of previously held 60% interest in Greenstone(3)	1,645,914	72,153	1,718,067
Total purchase price	$2,606,845	$72,153	$2,678,998
(1)    As part of the consideration for the Greenstone Acquisition, the Company issued a non-interest-bearing promissory note to Orion with a principal amount of $40.0 million (the “Orion Note”) and maturity date of December 31, 2024. The acquisition-date fair value of the Orion Note of $38.3 million was calculated as the present value of the future cash flows discounted using a market rate of interest for similar instruments. The Orion Note was paid in full on December 30, 2024.
(2)    The fair value of the 42.0 million common shares issued to Orion was determined based on the Company’s quoted common share price of C$7.09 per share on the acquisition date.
(3)    The fair value of the Company’s previously held 60% interest in Greenstone was measured on a provisional basis at the acquisition date, pending completion of the valuation process which was finalized at December 31, 2024.
The difference of $72.2 million in the final fair value of the Company’s previously held 60% interest in Greenstone as compared to the provisional fair value was mainly related to mineral properties, plant and equipment and the associated deferred tax liabilities. The Company recognized a gain of $579.8 million before income taxes in other income for the year ended December 31, 2024 on remeasurement of its 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $31.9 million reclassified to net income ($397.9 million, net of deferred income tax expense of $181.9 million).
The Company funded the cash consideration with net proceeds from a new $500 million Term Loan (see the following section for additional detail) and a bought deal equity financing of common shares of Equinox Gold at a price of $5.30 per common share (the “Offering”). The Offering, including an over-allotment option, closed on April 26, 2024 and the Company issued 56,419,000 common shares for aggregate gross proceeds of $299 million.
Term Loan
On May 13, 2024, in connection with the Greenstone Acquisition, the Company amended its credit facility to include a $500 million non-revolving term loan (the “Term Loan”) with a maturity date of May 13, 2027. The Term Loan and the Company’s $700.0 million revolving facility (“Revolving Facility”) are referred to collectively as the Credit Facility. No principal repayments are required under the Term Loan during the first two years of the three-year term. Quarterly repayments will commence on August 13, 2026 equal to 10% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The Company may prepay any portion of the outstanding Term Loan at any time without penalty.
The amendment to the Credit Facility was accounted for as a non-substantial modification. On amendment, the Company recognized a modification gain of $3.5 million in other income to reflect the adjusted amortized cost of the Credit Facility, net of transaction costs of $7.6 million incurred on modification.
Convertible Notes Amendments and Conversion of the 2019 Convertible Notes
In April and May 2024, the Company amended the terms of its 2019 and 2020 Convertible Notes. The maturity date of the 2019 Convertible Notes was extended from April 12, 2024 to October 12, 2024 and the maturity date of the 2020 Convertible Notes was extended from March 10, 2025 to September 10, 2025. In addition, the conversion price of the 2020 Convertible Notes was amended from $7.80 per common share to $6.50 per common share.
The 2019 Convertible Notes were fully converted into common shares of the Company in October 2024 at the holders’ option, at the conversion price of $5.25 per share. On conversion of the 2019 Convertible Note, the Company issued a total of 26.6 million common shares.
i-80 Gold Share Sale
On May 29, 2024, the Company sold its remaining 50.6 million common shares of i-80 Gold held for total proceeds of $48.2 million and derecognized the carrying amount of the marketable securities of $48.2 million.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

CORPORATE (CONTINUED)
Gold Prepay
Under the gold prepay transaction agreements that were entered into in March 2023 and June 2023, the Company received upfront cash payments in exchange for delivering to the counterparties 3,869 ounces of gold per month from October 2024 to July 2026. On October 29, 2024, the Company entered into amending agreements with the counterparties to defer the first five monthly deliveries originally scheduled for October 2024 through February 2025. The total of 19,343 deferred ounces will be delivered over the period from May 2026 to September 2026 (the “Deferral Period”). As consideration for the deferral, the Company will deliver an additional 1,582 gold ounces over the Deferral Period.
At-the-Market Equity Offering Program (“ATM Program”)
During the year ended December 31, 2024, the Company issued 10.9 million common shares under the ATM at a weighted average share price of $4.61 per common share for total gross proceeds of $50.2 million. Under the ATM Program, the Company was permitted to sell up to $100.0 million of its common shares at the prevailing market price at the time of sale until December 21, 2024. During 2023 and Q1 2024 the Company issued a cumulative total of 22.5 million common shares under the ATM Program, which was fully utilized on March 31, 2024.
Short Form Base Shelf Prospectus
On October 1, 2024, the Company filed a well-known seasoned issuer (WKSI) short form base shelf prospectus that allows the Company to make offerings of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants, or any combination thereof, over a 25-month period.
Board of Directors Change
On May 10, 2024, Ms. Trudy Curran was appointed to the Board. On October 9, 2024, Mr. Fraz Siddiqui resigned from the Board. Mr. Siddiqui was the Board appointee of Mubadala Investment Company under an investor rights agreement. With conversion of the 2019 Convertible Note and subsequent sale of the issued shares, the investor rights agreement is no longer in effect.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

FINANCIAL RESULTS

Selected financial results for the three months and year ended December 31, 2024 and 2023

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenue	$575.0	$297.8	$1,514.1	$1,088.2
Cost of sales
Operating expense	(333.4)	(198.2)	(989.6)	(764.2)
Depreciation and depletion	(71.5)	(61.0)	(220.5)	(215.0)
Income from mine operations	170.1	38.6	304.0	109.0
Care and maintenance expense	(0.6)	—	(0.6)	(1.4)
Exploration and evaluation expense	(3.6)	(3.3)	(12.5)	(11.7)
General and administration expense	(12.8)	(10.0)	(53.0)	(46.2)
Income from operations	153.1	25.3	238.0	49.6
Finance expense	(37.6)	(17.9)	(95.4)	(60.2)
Finance income	1.8	2.4	8.1	11.7
Share of net income (loss) in associate	—	(0.4)	0.7	(17.5)
Other income (expense)	(41.1)	(1.0)	478.7	31.1
Net income (loss) before taxes	76.2	8.3	630.1	14.8
Income tax recovery (expense)	(47.9)	(4.5)	(290.8)	14.1
Net income	$28.3	$3.9	$339.3	$28.9
Net income per share attributable to Equinox Gold shareholders
Basic	$0.06	$0.01	$0.85	$0.09
Diluted	$0.06	$0.01	$0.75	$0.09
Income from Mine Operations
Revenue for Q4 2024 was $575.0 million (Q4 2023 - $297.8 million) on sales of 217,678 ounces of gold (Q4 2023 - 149,861 ounces). Revenue for the year ended December 31, 2024 was $1,514.1 million (year ended December 31, 2023 - $1,088.2 million) on sales of 623,579 ounces of gold (year ended December 31, 2023 - 559,481 ounces). Revenue increased by 93% and 39% for the three months and year ended December 31, 2024 compared to the same periods in 2023 due to increases of 33% and 25%, respectively, in the average realized gold price per ounce sold and increases of 45% and 11%, respectively, in gold ounces sold.
Gold ounces sold in Q4 2024 were higher compared to Q4 2023 primarily due to production at Greenstone. Greenstone was still in construction in Q4 2023 and ramped up production through the second half of 2024 after the first gold pour on May 22, 2024.
Gold ounces sold for the year ended December 31, 2024 were 11% higher compared to the same period in 2023 due primarily to production at Greenstone, partially offset by lower production at Aurizona. At Aurizona, the lower production was due to the impact of mining from the Tatajuba and Boa Esperança pits, which have lower grades than the Piaba pit.
Operating expense in Q4 2024 was $333.4 million (Q4 2023 - $198.2 million) and for the year ended December 31, 2024 was $989.6 million (year ended December 31, 2023 - $764.2 million). Operating expense in Q4 2024 increased 68% compared to Q4 2023 primarily due to Greenstone becoming operational. Operating expense for the year ended December 31, 2024 increased by 29% compared to the same period in 2023 primarily due to production at Greenstone and higher operating expense at Los Filos, RDM and Santa Luz, as a result of increases in total tonnes moved.
Depreciation and depletion in Q4 2024 was $71.5 million (Q4 2023 - $61.0 million) and for the year ended December 31, 2024 was $220.5 million (year ended December 31, 2023 - $215.0 million). The increase for the three months ended December 31, 2024 compared to the same period in 2023 was primarily due to the contribution of depreciation and depletion at Greenstone upon commercial production, partially offset by lower depreciation at Fazenda due to the impact of the updated Mineral Reserve and Mineral Resource estimate. The increase in depreciation and depletion for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to the contribution of depreciation and depletion at Greenstone upon commercial production, partially offset by lower depreciation and depletion at Aurizona as a result of lower production.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

FINANCIAL RESULTS (CONTINUED)
General and Administration
General and administration expense in Q4 2024 was $12.8 million (Q4 2023 - $10.0 million) and for the year ended December 31, 2023 was $53.0 million (year ended December 31, 2023 - $46.2 million). The increase for the three months and year ended December 31, 2024 compared to the same periods in 2023 was primarily due to an increase in professional fees driven by corporate transactions. The increase for the year ended December 31, 2024 is also impacted by higher insurance costs.
Finance Expense
Finance expense in Q4 2024 was $37.6 million (Q4 2023 - $17.9 million) and for the year ended December 31, 2024 was $95.4 million (year ended December 31, 2023 - $60.2 million). The increase for the three months and year ended December 31, 2024 compared to the same periods in 2023 was primarily due to an increase in both the amount drawn and interest rates on the Company’s Credit Facility including interest on the Term Loan starting on May 13, 2024, and interest expense related to the gold sale prepay arrangements executed in Q1 2023 and Q2 2023 and the gold sale arrangement with Versamet Royalties Corporation (“Versamet”) that closed in Q4 2023.
Share of Net Income (Loss) in Associate
Share of net loss in associate in Q4 2024 was $0.0 million (Q4 2023 - $0.4 million share of net loss). For the year ended December 31, 2024, share of net loss in associate was $0.7 million (year ended December 31, 2023 - $17.5 million share of net loss). The share of net loss in associate for the year ended December 31, 2024 relates to the Company’s investment in Versamet until June 5, 2024. For the year ended December 31, 2023, the share of net loss was primarily due to a net loss incurred by i-80 Gold in Q4 2022, for which the Company recognized its share in Q1 2023.
On June 5, 2024, the Company’s investment in Versamet was reduced to 13.4% (December 31, 2023 - 20.3%). Based on the Company’s share of outstanding voting rights held, the Company determined that it no longer had significant influence over Versamet as of June 5, 2024. The carrying amount of the Company’s interest in Versamet was reclassified from investment in associate to non-current financial asset measured at fair value through other comprehensive income.
On March 31, 2023, the Company discontinued the use of equity method to account for its investment in i-80 Gold following the sale of a portion of its shares in i-80 Gold.
Other Income (Expense)
Other expense for Q4 2024 was $41.1 million (Q4 2023 - other expense of $1.0 million) and for the year ended December 31, 2024 was other income of $478.7 million (year ended December 31, 2023 - other income of $31.1 million).
The following table summarizes the significant components of other income (expense):

	Three months ended		Year ended
$’s in millions	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Change in fair value of foreign exchange contracts	$(42.8)	$11.3	$(62.7)	$46.2
Change in fair value of gold contracts	5.4	(12.4)	(40.0)	(3.2)
Change in fair value of Greenstone Contingent Consideration	(0.6)	(1.7)	(23.2)	(3.0)
Gain on remeasurement of previously held interest in Greenstone	—	—	579.8	—
Gain on reclassification of investment in Versamet	—	—	5.6	—
(Expected credit losses and write-offs) recoveries	0.5	(0.5)	—	(13.8)
Gains (loss) on modification and extinguishment of debt	—	—	5.4	(4.3)
Foreign exchange gain (loss)	6.2	(2.9)	13.2	(9.1)
Gain on sale of partial interest and reclassification of investment in i-80 Gold	—	—	—	34.5
Other income (expense)	$(9.9)	$5.3	$0.7	$(16.1)
Total other income (expense)	$(41.1)	$(1.0)	$478.7	$31.1

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

FINANCIAL RESULTS (CONTINUED)
The change in fair value of foreign exchange contracts for Q4 2024 was a loss of $42.8 million (Q4 2023 - gain of $11.3 million) and for the year ended December 31, 2024 was a loss of $62.7 million (year ended December 31, 2023 - gain of $46.2 million). The losses recorded in Q4 2024 and year ended December 31, 2024 were primarily due to a weakening of the BRL, MXN and CAD compared to the USD.
The change in fair value of gold contracts for Q4 2024 was a gain of $5.4 million (Q4 2023 - loss of $12.4) and for the year ended December 31, 2024 was a loss of $40.0 million (year ended December 31, 2023 - loss of $3.2 million). The gains and losses recognized for the three months and year ended December 31, 2024 related to gold collar contracts entered into during 2023 and 2024. The changes in fair value of gold contracts in both 2023 and 2024 were driven by changes in the forward gold price relative to the gold contract strike price.
Expected credit losses and write-offs for Q4 2024 was a recovery of $0.5 million (Q4 2023 - loss of $0.5 million) and for the year ended December 31, 2024 was a loss of $— million (year ended December 31, 2023 - loss of $13.8 million). The expected credit losses and write-offs for the year ended December 31, 2023 were primarily related to the impairment and write-off of a $9.9 million receivable owing from Pilar Gold Inc. for partial consideration for the sale of the Pilar Mine in 2021.
Income Tax Recovery (Expense)
In Q4 2024, the Company recognized a tax expense of $47.9 million (Q4 2023 - tax expense of $4.5 million) and for the year ended December 31, 2024 recognized a tax expense of $290.8 million (year ended December 31, 2023 - tax recovery of $14.1 million). The tax expense for the year ended December 31, 2024 was primarily due to the impact of the remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. The tax expense for the year ended December 31, 2024 was driven by profitable operations in the U.S., Brazil and Mexico and the impact of the weakening of the BRL and MXN on the BRL and MXN denominated tax base.
The tax expense for Q4 2023 was primarily due to profitable operations in the U.S. and Brazil and Mexico and mining tax in Mexico, offset partially by the tax benefits of foreign exchange recoveries in connection with the strengthening of the BRL and MXN compared to the USD.
The tax recovery for the year ended December 31, 2023 was primarily due to the tax benefits on foreign exchange recoveries in connection with the strengthening of the BRL and MXN compared to the USD and the recognition of deferred tax assets that offset deferred tax liability arising from the 2023 Convertible Notes issuance, offset partially by profitable operations in the US and Brazil and mining tax in Mexico.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

FINANCIAL RESULTS (CONTINUED)

Selected Annual Information

$ amounts in millions, except per share amounts	Year ended December 31,
	2024	2023	2022
Revenue	$1,514.1	$1,088.2	$952.2
Net income (loss) attributable to Equinox Gold shareholders	339.3	28.9	(106.0)
Basic income (loss) per share attributable to Equinox Gold shareholders	0.85	0.09	(0.35)
Diluted income (loss) per share attributable to Equinox Gold shareholders	0.75	0.09	(0.35)
Total assets	6,713.6	4,350.4	3,856.4
Total non-current liabilities	2,627.0	1,428.3	1,232.9

Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2024:

$ amounts in millions, except per share amounts	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Revenue	$575.0	$428.4	$269.4	$241.3
Cost of sales
Operating expense	(333.4)	(268.3)	(204.0)	(183.8)
Depreciation and depletion	(71.5)	(58.7)	(44.2)	(46.2)
Income from mine operations	170.1	101.4	21.2	11.4
Care and maintenance expense	(0.6)	—	—	—
Exploration and evaluation expense	(3.6)	(3.8)	(2.7)	(2.5)
General and administration expense	(12.8)	(13.4)	(12.7)	(14.1)
Income (loss) from operations	153.1	84.2	5.9	(5.3)
Finance expense	(37.6)	(19.7)	(20.7)	(17.4)
Finance income	1.8	2.0	2.4	2.0
Share of net income in associate	—	—	0.3	0.4
Other income (expense)	(41.1)	(29.6)	563.4	(13.9)
Net income (loss) before taxes	76.2	36.8	551.3	(34.2)
Income tax expense	(47.9)	(36.5)	(197.9)	(8.5)
Net income (loss)	$28.3	$0.3	$353.5	$(42.8)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.06	$—	$0.72	$(0.13)
Diluted	$0.06	$—	$0.61	$(0.13)

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

FINANCIAL RESULTS (CONTINUED)

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Revenue	$297.8	$284.7	$271.6	$234.1
Cost of sales
Operating expense	(198.2)	(201.1)	(192.7)	(172.2)
Depreciation and depletion	(61.0)	(58.4)	(48.2)	(47.4)
Income from mine operations	38.6	25.2	30.7	14.5
Care and maintenance expense	—	—	(0.3)	(1.1)
Exploration and evaluation expense	(3.3)	(2.6)	(4.0)	(1.8)
General and administration expense	(10.0)	(14.0)	(12.3)	(9.9)
Income from operations	25.3	8.6	14.1	1.6
Finance expense	(17.9)	(15.3)	(14.3)	(12.7)
Finance income	2.4	3.0	3.3	3.0
Share of net income (loss) in associate	(0.4)	—	(1.1)	(16.0)
Other income (expense)	(1.0)	(2.3)	2.6	31.9
Net income (loss) before taxes	8.3	(5.9)	4.5	7.8
Income tax recovery (expense)	(4.5)	8.1	0.8	9.6
Net income	$3.9	$2.2	$5.4	$17.4
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.01	$0.01	$0.02	$0.06
Diluted	$0.01	$0.01	$0.02	$0.05

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2024, the Company had financial, operating, and capital commitments of $719.5 million that require settlement within the next 12 months. At December 31, 2024, the Company had cash and cash equivalents of $239.3 million. The Company has a $700.0 million Revolving Facility available for general corporate purposes, of which $104.6 million remained undrawn as at December 31, 2024. On February 28, 2025, the Company drew down $40.0 million on the Revolving Facility. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million. Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.
Inflationary pressures and volatility in the gold price have contributed to increasing risks that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due, and fund the Company’s ongoing development and construction projects. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
Working Capital
Cash and cash equivalents at December 31, 2024 were $239.3 million (December 31, 2023 - $192.0 million) and net working capital was $95.0 million (December 31, 2023 - $354.4 million). The decrease in working capital compared to December 31, 2023 was primarily due to an increase in the current portion of deferred revenue and derivative liabilities associated with the gold prepay transactions and the gold purchase and sale agreement with Versamet and Regal Partners Royalties A PTY Limited. The significant components of working capital are described below.
Current inventories at December 31, 2024 were $417.5 million (December 31, 2023 - $412.0 million). The increase was mainly due to increases in stockpile and work-in-process inventories and supplies inventory at Greenstone as it commenced operating in 2024. These increases were partially offset by a decrease in current inventories at Aurizona due to the processing of stockpiled ore while mining was suspended in the Piaba pit for Q2 2024 and part of Q3 2024, and at Mesquite due to the impact of reclassifying ounces on the leach pad as non-current to reflect the slower than anticipated recovery curve.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Marketable securities at December 31, 2024 were $6.1 million (December 31, 2023 - $92.7 million). The decrease was primarily due to the sale of the remaining 50.6 million common shares of i-80 Gold held for total proceeds of $48.2 million and a decrease in fair value of the shares prior to sale.
Trade and other receivables at December 31, 2024 were $70.0 million (December 31, 2023 - $82.3 million). The following table summarizes the significant components of trade and other receivables:

	December 31, 2024	December 31, 2023
Trade receivables	$3,943	$9,916
VAT receivables	41,808	55,251
Income taxes receivable	5,275	7,574
Other receivables	19,009	9,566
	$70,035	$82,307
The decrease in value-added tax (“VAT”) receivable primarily relates to timing of receipt of VAT at Los Filos and Aurizona .
Current liabilities at December 31, 2024 were $689.1 million (December 31, 2023 - $479.6 million). The increase was primarily due to the increase in derivative liabilities from foreign exchange contracts and the Greenstone contingent payment obligation to deliver certain ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching certain production milestones.
Cash Flow
Cash provided by operating activities for the year ended December 31, 2024 was $372.2 million (year ended December 31, 2023 - $358.5 million). The increase in cash provided by operating activities for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to higher income from mine operations, primarily due to the contribution from Greenstone and higher gold prices. This impact was partially offset by the cash proceeds of $225.0 million received in 2023 in connection with the gold prepay arrangements entered into in 2023 with no similar receipt in 2024.
Cash used in investing activities for the year ended December 31, 2024 was $1,111.7 million (year ended December 31, 2023 - $462.7 million). The increase in cash used in investing activities for the year ended December 31, 2024 was mainly due to $744.1 million paid as partial consideration to acquire the remaining 40% interest in Greenstone in connection with the Greenstone Acquisition. For the year ended December 31, 2024, the Company spent $412.1 million on capital expenditures (year ended December 31, 2023 - $523.3 million). The decrease in capital expenditures for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to lower capital spending at Greenstone as physical construction was effectively complete at the end of 2023. Capital expenditures at Greenstone for the year ended December 31, 2024 were $191.9 million excluding capitalized interest of $84.1 million (year ended December 31, 2023 - $346.8 million excluding capitalized interest of $46.2 million). For the year ended December 31, 2024, the Company received $48.2 million related to the disposition of i-80 Gold shares and for the year ended December 31, 2023, the Company received $22.8 million related to the sale of a partial interest in i-80 Gold. For the year ended December 31, 2023, the Company received $53.4 million related to the disposition of Solaris Resources Inc. shares, with no similar receipt in 2024.
Financing activities for the year ended December 31, 2024 provided cash of $792.5 million (year ended December 31, 2023 - provided cash of $92.5 million). The increase in cash provided by financing activities for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to a $60.0 million draw on Company’s Revolving Facility (year ended December 31, 2023 - $253.7 million) and $500.0 million received in connection with the new Term Loan and net proceeds on the issuance of shares of $335.6 million (year ended December 31, 2023 - $40.8 million). For the year ended December 31, 2024, the Company received proceeds from other financing activities of $57.3 million (year ended December 31, 2023 - $23.1 million).
The Company received proceeds from the issuance of convertible notes of $172.5 million in the year ended December 31, 2023 with no comparable amounts for 2024. The amounts drawn on the Revolving Facility, amounts received from the Term Loan and the proceeds on the issuance of shares in 2024 were primarily used to fund the Greenstone Acquisition.
Corporate Investments
At December 31, 2024, the Company’s corporate investments included the following:
•58.1 million shares of Versamet (not currently listed), representing approximately 12.5% of Versamet on a basic basis
•25.4 million shares of Bear Creek Mining Corporation (“Bear Creek”) (TSX: BCM), representing approximately 11.2% of Bear Creek on a basic basis

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 456,062,878 shares issued and outstanding, 147,100 shares issuable under stock options and 7,377,477 shares issuable under RSU. The Company also has 48,808,376 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 512,395,831.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at December 31, 2024:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$241,030	$—	$—	$—	$—	$—	$241,030
Loans and borrowings(1)(2)	253,751	777,383	420,615	180,694	—	—	1,632,443
Derivative liabilities	57,665	17,116	—	—	—	—	74,781
Lease liabilities(2)	31,700	25,088	19,110	12,786	4,470	9,763	102,917
Other financial liabilities(1)(2)	28,368	27,952	27,774	26,764	19,795	8,015	138,668
Reclamation and closure costs(2)	14,475	29,436	18,371	11,329	8,255	143,490	225,356
Purchase commitments(2)	66,694	8,024	7,437	7,000	6,881	22,791	118,827
Other operating commitments(2)	25,777	26,808	27,880	28,995	1,063	12,694	123,217
Total	$719,460	$911,807	$521,187	$267,568	$40,464	$196,753	$2,657,239
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At December 31, 2024, the Company had the following outstanding matters involving contingencies:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2024, the Company recognized a provision of $6.4 million (2023 - $7.8 million) for legal matters which is included in other non-current liabilities.
Premier Gold Mines Limited (“PGML”) acquired the Mercedes Mine from Yamana Gold Inc. in 2016. The Company acquired PGML in 2021 and subsequently sold the Mercedes Mine to Bear Creek in 2022. The agreements governing the sale of the Mercedes Mine to PGML and the subsequent sale of the Mercedes Mine included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. As a final assessment has not been issued to Bear Creek by the Mexican tax authority, the Company determined it did not have a present obligation under the tax indemnity at December 31, 2024. Accordingly, no amount has been recognized as a provision in relation to this matter at December 31, 2024. The amount and timing of any final assessment in the audit is uncertain and may be appealed.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

COMMITMENTS AND CONTINGENCIES (CONTINUED)

Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at December 31, 2024 totaling $8.3 million (2023 - $10.6 million). In addition, public civil actions have been filed against the Company in the State and Federal courts claiming various damages because of the rain event, and criminal proceedings have been filed against the Company by the Federal public prosecutor. The Company and its advisors believe the fines, public civil actions and criminal proceedings are without merit and it is not probable that a cash outflow for this matter will occur. Accordingly, no amount has been recognized in relation to the fines, public civil actions, and criminal proceedings.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates, joint operation and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Salaries, directors’ fees and other short-term benefits	$3,203	$3,466
Share-based payments	3,732	3,285
Total key management personnel compensation	$6,935	$6,751
At December 31, 2024, $1.3 million (2023 - $1.6 million) was owed by the Company to management for accrued salaries and bonuses and reimbursement of expenses.
On April 26, 2024, the Company issued $6.0 million of common shares to the Company’s Chairman, Ross Beaty, in connection with the Offering.

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

NON-IFRS MEASURES (CONTINUED)
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Year ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Operating expenses	333.4	268.3	198.2	989.6	764.2
Silver revenue	(1.3)	(0.4)	(0.6)	(3.1)	(2.1)
Fair value adjustment on acquired inventories	(4.9)	(3.1)	1.6	(20.6)	(6.9)
Pre-commercial production and development stage operating expenses (1)	(37.8)	(43.0)	—	(88.5)	—
Total cash costs	$289.4	$221.8	$199.3	$877.4	$755.2
Sustaining capital	34.9	30.9	42.7	130.8	119.9
Sustaining lease payments	1.6	1.6	4.6	7.8	17.6
Reclamation expense	3.2	3.0	1.7	11.6	9.1
Sustaining exploration expense	0.2	0.2	—	0.9	—
Pre-commercial production and development stage sustaining expenditures(1)	(1.4)	(0.4)	—	(1.9)	—
Total AISC	$327.9	$257.2	$248.3	$1,026.6	$901.9
Gold oz sold	217,678	173,973	149,861	623,579	559,481
Gold oz sold from entities during pre-commercial production or development stages(1)	(19,161)	(45,028)	—	(74,547)	—
Adjusted gold oz sold	198,517	128,945	149,861	549,032	559,481
Cash costs per gold oz sold	1,458	$1,720	$1,330	1,598	$1,350
AISC per oz sold	$1,652	$1,994	$1,657	$1,870	$1,612
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three months and year ended December 31, 2024 excludes Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production November 6, 2024 and exclude Castle Mountain results after August 31, 2024 when residual leaching commenced.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended			Year ended
$’s in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Capital additions to mineral properties, plant and equipment(1)	$103.3	$146.9	$157.0	$523.7	$596.4
Less: Non-sustaining capital at operating sites	(34.6)	(14.8)	(8.1)	(64.1)	(25.3)
Less: Non-sustaining capital for projects and pre-commercial production and development stages	(11.6)	(92.1)	(94.6)	(260.5)	(390.4)
Less: Capital expenditures - corporate	—	—	0.1	—	(0.3)
Less: Other non-cash additions(2)	(22.2)	(9.1)	(11.7)	(68.3)	(60.4)
Sustaining capital	$34.9	$30.9	$42.7	$130.8	$119.9
Add: sustaining lease payments	1.6	1.6	4.6	7.8	17.6
Add: reclamation expense	3.2	3.0	1.7	11.6	9.1
Add: sustaining exploration expense	0.2	0.2	—	0.9	—
Sustaining expenditures	39.9	35.7	49.1	151.1	146.7
(1)Per note 9 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Operating cash flow before non-cash changes in working capital	$212.7	$130.1	$168.2	$430.2	$527.5
Less: Fair value adjustments on acquired inventories	4.9	3.1	(1.6)	20.6	6.9
Less: Operating cash flow (generated) used by non-mine site activity(1)	12.6	(38.5)	(71.1)	(10.0)	(223.2)
Cash flow from operating mine sites	$230.1	$94.7	$95.6	$440.8	$311.2

Mineral property, plant and equipment additions	$103.3	146.9	157.0	$523.7	596.4
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(34.9)	(101.2)	(106.2)	(329.9)	(451.2)
Capital expenditure from operating mine sites	68.4	45.7	50.8	193.8	145.2
Lease payments related to non-sustaining capital items	11.6	3.0	7.0	27.9	20.5
Non-sustaining exploration expense	1.7	2.1	3.1	7.1	11.5
Total mine-site free cash flow before changes in non-cash working capital	$148.4	$43.9	$34.7	$212.0	$134.0
(Increase) decrease in non-cash working capital	$35.2	$9.4	$(42.3)	$(49.7)	$(169.0)
Total mine site free cash flow after changes in non-cash working capital	$183.6	$53.3	$(7.6)	$162.3	$(35.0)
(1)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

NON-IFRS MEASURES (CONTINUED)

AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended				Year ended
$’s in millions	December 31, 2024	September 30, 2024	December 31, 2023		December 31, 2024	December 31, 2023
Revenue	$575.0	$428.4	$297.8		$1,514.1	$1,088.2
Less: silver revenue	(1.3)	(0.4)	(0.6)		(3.1)	(2.1)
Less: AISC	(327.9)	(257.2)	(248.3)		(1,026.6)	(901.9)
Less: revenue from entities during pre-commercial production or development stages(1)	$(50.1)	$(109.5)	$—		$(183.7)	$—
AISC contribution margin	$195.7	$61.3	$48.9		$300.7	$184.2
Gold ounces sold	217,678	173,973	149,861		623,579	559,481
Less: gold oz sold from entities during pre-commercial production or development stages(1)	(19,161)	(45,028)	—		(74,547)	—
Adjusted gold ounces sold	198,517	128,945	149,861	—	549,032	559,481
AISC contribution margin per oz sold	$986	$475	$326		$548	$329
(1)AISC contribution margin for the three months and year ended December 31, 2024 excludes Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024 and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$’s in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss)	$28.3	0.3	3.9	$339.3	28.9
Income tax (recovery) expense	47.9	36.5	4.5	290.8	(14.1)
Depreciation and depletion	72.6	59.3	61.3	222.6	216.1
Finance expense	37.6	19.7	17.9	95.4	60.2
Finance income	(1.8)	(2.0)	(2.4)	(8.1)	(11.7)
EBITDA	$184.5	$113.8	$85.2	$940.0	$279.4
Non-cash share-based compensation expense	2.0	2.4	2.6	9.6	8.5
Unrealized (gain) loss on gold contracts	(11.9)	18.0	12.7	16.5	4.0
Unrealized (gain) loss on foreign exchange contracts	39.1	(4.4)	(4.3)	72.4	(13.4)
Unrealized foreign exchange (gain) loss	(6.0)	4.9	1.5	(14.0)	5.3
Change in fair value of Greenstone Contingent Consideration	0.6	9.9	1.7	23.2	3.0
Gain on remeasurement of previously held interest in Greenstone	—	—	—	(579.8)	—
Share of net (income) loss of investment in associate	—	—	0.4	(0.7)	17.5
Other (income) expense	9.9	(2.8)	(4.5)	(9.8)	0.1
Transaction costs	—	—	—	0.8	—
Adjusted EBITDA	$218.2	$141.9	$95.3	$458.2	$304.4

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$’s and shares in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) attributable to Equinox Gold shareholders	$28.3	$0.3	$3.9	$339.3	$28.9
Add (deduct):
Non-cash share-based compensation expense	2.0	2.4	2.6	9.6	8.5
Unrealized (gain) loss on gold contracts	(11.9)	18.0	12.7	16.5	4.0
Unrealized (gain) loss on foreign exchange contracts	39.1	(4.4)	(4.3)	72.4	(13.4)
Unrealized foreign exchange (gain) loss	(6.0)	4.9	1.5	(14.0)	5.3
Change in fair value of Greenstone Contingent Consideration	0.6	9.9	1.7	23.2	3.0
Gain on remeasurement of previously held interest in Greenstone	—	—	—	(579.8)	—
Share of net (income) loss of investment in associate	—	—	0.4	(0.7)	17.5
Other (income) expense	9.9	(2.8)	(4.5)	(9.8)	0.1
Transaction costs	—	—	—	0.8	—
Income tax impact related to above adjustments	3.0	(0.6)	0.6	191.9	(0.8)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	12.5	9.6	(12.2)	47.3	(31.3)
Adjusted net income (loss)	$77.5	$37.4	$2.4	$96.7	$21.7

Basic weighted average shares outstanding	454.4	428.5	313.7	400.1	312.8
Diluted weighted average shares outstanding	459.8	434.5	317.3	473.5	316.3
Adjusted income (loss) per share - basic ($/share)	$0.17	$0.09	$0.01	$0.24	$0.07
Adjusted income (loss) per share - diluted ($/share)	$0.17	$0.09	$0.01	$0.20	$0.07

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

NON-IFRS MEASURES (CONTINUED)
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	December 31, 2024	September 30, 2024	December 31, 2023
Current portion of loans and borrowings	$135.6	$273.8	$138.6
Non-current portion of loans and borrowings	1,212.2	1,208.7	786.4
Total debt	1,347.8	1,482.5	925.0
Less: Cash and cash equivalents (unrestricted)	(239.3)	(167.8)	(192.0)
Net debt	$1,108.5	$1,314.7	$733.0

RISKS AND UNCERTAINTIES
Financial Instrument Risk Exposure
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and oversees the Company's risk management process which seeks to minimize the potential adverse effects of financial risks on the Company's financial results. The Company’s exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in note 31 to the Company’s consolidated financial statements for the year ended December 31, 2024. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three months and year ended December 31, 2024 except as noted below. At December 31, 2024, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company’s maximum exposure to credit risk on its financial assets, other than those measured at fair value through profit and loss and fair value through other comprehensive income, at December 31, 2024, represented by the carrying amounts of the financial assets, was $279.7 million (2023 - $235.5 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings.
Credit risk arising from the Company’s trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and other companies with high credit ratings.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. During 2024, the Company drew $560.0 million from its Credit Facility and, in connection with the Greenstone Acquisition, amended the Credit Facility to include a $500 million Term Loan and closed a bought deal equity financing of 56,419,000 common shares of Equinox Gold at a price of $5.30 per common share for aggregate gross proceeds of $299 million.
At December 31, 2024, the Revolving Facility had an undrawn amount of $104.6 million. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans.
The Company also manages its liquidity risk by managing its capital structure. The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company makes adjustments to its capital structure as necessary in light of current economic conditions. The Company, upon approval from the Board, seeks to balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.
For further detail on the Company’s liquidity risk, refer to the section titled Funding and Global Economy Risk within Other Risk Factors below.
(c)Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: interest rate risk, currency risk and other price risk.
(i)Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate cash flow risk on its Credit Facility which is subject to variable interest rates based on the secured overnight financing rate (“SOFR”). A 1.0% increase or decrease in the SOFR interest rate during the year ended December 31, 2024 would have resulted in a decrease or increase of $6.7 million, respectively, in the Company’s net income during the year ended December 31, 2024.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
The Company is exposed to interest rate fair value risk on the 2020 Convertible Notes and 2023 Convertible Notes which are subject to fixed interest rates. The Company manages its interest rate risk with a mix of fixed and variable rate debt. A change in market interest rate would impact the fair values of the 2020 Convertible Notes and 2023 Convertible Notes. However, as the convertible notes are measured at amortized cost, changes in market interest rates would have had no impact to the Company’s net income during the year ended December 31, 2024.
(ii)Foreign Currency Risk
Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone, which uses the Canadian dollar as its functional currency, the functional currency of the Company and its subsidiaries is the US dollar. The Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD functional currency, principally on BRL, MXN, and CAD expenses. Prior to reaching commercial production on November 6, 2024, Greenstone, which had a Canadian dollar functional currency until such date, was exposed to currency risk on transactions and balances denominated in USD.
The following table summarizes the Company's exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts, denominated in foreign currencies:

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)

At December 31, 2024	CAD	BRL	MXN	USD
Financial assets
Cash and cash equivalents	$10,730	$33,228	$1,758	$—
Marketable securities	6,142	—	—	—
Derivative assets	81	—	—	—
Restricted cash	6,921	4,737	—	—
Other financial assets	6,657	3,611	—	—
Financial liabilities
Accounts payable and accrued liabilities	(38,043)	(61,877)	(32,922)	—
Derivative liabilities	—	(1,931)	—	—
Lease liabilities	(36,983)	(7,075)	—	—
Other financial liabilities	—	—	—	—
	$(44,495)	$(29,307)	$(31,164)	$—
At December 31, 2023
Financial assets
Cash and cash equivalents	$8,434	$14,903	$281	$14,494
Marketable securities	92,666	—	—	—
Derivative assets	89	—	—	—
Restricted cash	—	5,212	—	1,745
Other financial assets	1,849	2,928	—	3,669
Financial liabilities
Accounts payable and accrued liabilities	(11,731)	(69,909)	(38,291)	(6,101)
Derivative liabilities	(168)	(4,420)	—	—
Lease liabilities	(783)	(14,713)	(57)	(11,113)
Other financial liabilities	—	—	—	(31,070)
	$90,356	$(65,999)	$(38,067)	$(28,376)
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2024, excluding the effect of foreign exchange contracts, the reasonably possible weakening in foreign currencies against the USD and the USD against CAD at such date, assuming all other variables remained constant, would have resulted in the following increase (decrease) in the Company’s net income during the year ended December 31, 2024:

2024

CAD – 10%	$3,248
BRL – 10%	2,139
MXN – 10%	2,275
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in CAD, BRL, and MXN which are accounted for as derivative financial instruments. At December 31, 2024, a 10% weakening in the BRL, MXN and CAD, respectively, against the USD would have resulted in an increase in the fair value of the Company’s foreign currency net derivative liability and a decrease of $53.8 million in the Company’s net income during the year ended December 31, 2024. A 10% strengthening in the CAD, BRL, and MXN, respectively, against the USD would have resulted in a decrease in the fair value of the Company’s foreign currency net derivative liability and an increase of $38.0 million in the Company’s net income during the year ended December 31, 2024.
The BRL and MXN have experienced frequent and substantial variations in relation to the USD and other foreign currencies during the last decades. Depreciation of the BRL and MXN against the USD could create inflationary pressures in Brazil and Mexico and cause increases in interest rates, which could negatively affect the growth of the Brazilian and Mexican economy as a whole and harm the Company’s financial condition and results of operations. On the other hand, appreciation of the BRL and MXN relative to the United States dollar and other foreign currencies could lead to a deterioration of the Brazilian and Mexican foreign exchange denominated current accounts (net), as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the BRL or MXN could have an adverse effect on the relevant country’s economy.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
(iii)Other Price Risk
Other price risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
At December 31, 2024, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% increase in the applicable share prices would have resulted in a decrease of $3.3 million in the Company’s other comprehensive loss for the year ended December 31, 2024. A 10% decrease in the applicable share prices would have resulted in an increase of $3.3 million in the Company’s other comprehensive loss.
At December 31, 2024, the Company is exposed to price risk on its gold contracts and obligation for future gold deliveries under the contingent consideration relating to Greenstone. These contracts are measured at fair value through profit and loss at the end of each reporting period. A 10% increase in the price of gold at December 31, 2024 would have resulted in a decrease of $15.3 million in the Company's net income for the year ended December 31, 2024. A 10% decrease in the price of gold at December 31, 2024 would have resulted in an increase of $11.6 million in the Company’s net income for the year ended December 31, 2024.
Other Risk Factors
Funding and Global Economy Risk
There is a risk that cash flow from operations will not meet current and future obligations, requiring additional capital. The volatility of global capital markets has made raising capital by equity or debt financing more difficult. The Company may be dependent on capital markets for future financing, exposing it to liquidity risks if adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities on favorable terms. Persistent volatility or economic slowdowns could adversely affect the Company’s operations, capital raising ability, and share price.
As the Company’s operations expand and reliance on global supply chains increases, geopolitical risk, pandemics and conflicts may significantly impact its business, financial condition and operations. The Israel-Hamas war, the ongoing conflict in Ukraine and proposed tariffs by the United States have caused, or could cause, uncertainty and supply chain disruptions. Future pandemics, expanded conflicts, or new geopolitical disputes could materially affect the Company.
Gold Price Risk
The Company’s profitability is partly tied to the market price for gold. A decline in gold prices could negatively impact future operations. Gold prices are influenced by factors beyond the Company’s control, such as global supply and demand, interest rates, exchange rates, inflation, and the political and economic conditions of major gold producing countries. Fluctuations in gold prices could make ongoing development and production at the Company’s properties uneconomic. Future production depends on gold prices being high enough to keep these properties economically viable.
At December 31, 2024, the Company had 139,998 total notional ounces remaining under its outstanding gold collar contracts to be settled as follows:

Notional ounces		Put options’ weighted average strike price	Call options’ weighted average strike price
Within 1 year	1-2 years
120,000	19,998	$2,164	$3,071
The gold collar contracts reduced variability in cash flows associated with gold sales during Greenstone’s operational ramp up period. However, there is a risk that the Company will not benefit from increases in cash flow associated with the hedged ounces if the gold price exceeds the upper limit of the collars during the term of the contract.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Production and Cost Estimates
Equinox Gold’s production forecasts are estimates based on assumptions and actual production may be lower than expected. Achieving these forecasts involves risks and uncertainties, such as the accuracy of Mineral Reserve and Mineral Resource estimates, ore grades, recovery rates, ground conditions, physical characteristics of ores, estimated mining and processing costs, and the receipt and maintenance of permits.
Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Actual operating and capital costs may vary due to factors like exchange rates, production levels, inflation, fuel and material costs, supply chain disruptions, equipment limitations, government regulations, skilled labour availability, processing and refining costs, royalties, and construction maintenance and timing. Inability to manage costs could affect future development decisions, impacting the Company’s business, financial condition and results of operations.
Uncertainty of Mineral Reserves and Mineral Resources Estimates
Equinox Gold’s Mineral Reserves and Mineral Resources are estimates, and there is no assurance that anticipated tonnages, grades or recovery levels will be achieved, or that Mineral Reserves can be mined and processed profitably. Mineral Reserves and Mineral Resources involve uncertainties and subjective judgements based on available data. Short-term operating factors such as the need for orderly development of the ore bodies or processing new ore grades can affect profitability in any accounting period. In addition, laboratory test recoveries may not replicate in larger-scale production.
Commodity price fluctuations, drilling results, metallurgical testing, and mine plan evaluations may require estimate revisions. Significant reductions in estimates of Mineral Reserves and Mineral Resources, or in Equinox Gold’s ability to extract Mineral Reserves, could adversely impact Equinox Gold’s business and financial position. Inferred Mineral Resources that are not Mineral Reserves lack demonstrated economic viability and require extensive exploration and investigation to determine if they can be upgraded to a higher category.
Property Commitments
The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of property interests.
In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including Ejidos or Bienes Comunales (communally held land). The Company has secured the surface rights necessary to operate Los Filos through written agreements with one Ejido and two Bienes Comunales, as well as with individual members of the Ejido. These agreements are the subject of current dialogue between the various parties. If these discussions do not result in mutually acceptable renegotiated terms, particularly with respect to the payments made by the Company to work on such lands, it may have significant impacts on the operation of Los Filos, including delays and higher costs to the Company or a decision by the Company to cease Los Filos operations.
With respect to Los Filos, various land access agreements have been entered into with local communities and individuals whose properties include the areas occupying Los Filos mine operations. As described above, these agreements are the subject of current dialogue between the various parties. In addition, pursuant to social collaboration agreements with each of the communities Equinox Gold provides benefits such as improvements to communal infrastructure or spending in educational and social support.
In Canada, Greenstone is party to long-term benefit agreements with four First Nations and the Métis Nation of Ontario. The agreements are consistent with industry standards, and include commitments related to business opportunities, training and employment.
The Company occasionally receives additional requests and complaints from the communities relating to commitments in the various agreements outlined above. If the Company is unable to address such additional requests or satisfactorily renegotiate terms, it may result in protests, blockades, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.
Share Price Fluctuation
Securities markets are subject to significant price and volume volatility, with wide fluctuations that may be unrelated to a company’s operating performance, underlying asset values or prospects. There is no assurance that share price fluctuations or lack of liquidity will not occur in the future, and their impact on Equinox Gold’s ability to secure financing is uncertain. If Equinox Gold cannot generate adequate revenues or secure financing to operate its mines and complete development projects, any investment in Equinox Gold may be materially diminished or lost.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Community Relations
The Company’s ability to maintain positive relationships with its host communities is critical to ensuring the success of its operations and future projects. Equinox Gold maintains industry standard social and environmental practices, works to ensure compliance with its commitments to its host communities, and has initiated programs to enhance its community engagement. However, there is no assurance that the Company will be able to maintain positive relationships with host communities and the failure of such relationships could result in legal actions, the establishment of blockades, permitting delays or other disruptions to the Company’s business.
Opposition by community and non-governmental organizations (“NGOs”) to mining activities can disrupt operations or the development of a new project. Adverse publicity and damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. Mining activities at Los Filos were disrupted in each of 2020, 2021 and 2022 because of community blockades, and the Company had short-term disruptions at some of its Brazil operations in 2022 and 2024.
Although Equinox Gold places great emphasis on maintaining its community relationships and its reputation, the Company does not have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects or secure financing, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s securities.
Foreign Operations
Equinox Gold operates through subsidiaries, including in the United States, Mexico and Brazil, and as such faces risks typical of foreign business activities. These risks include nationalization, forced contract modifications or cancellation, political and fiscal instability, adverse legal changes, permit delays, opposition to projects, unreliable infrastructure, labor issues, equipment shortages, import/export regulations, inflation, currency fluctuations, biased dispute resolution, government abuse of power, enforcement difficulties, regulatory compliance challenges, criminal activity, civil unrest, terrorism, military repression, and public health concerns. Changes in mining or investment policies, or political shifts in operating jurisdictions may affect operations or profitability. In particular, government regulations on production, price controls, exports, currency remittance, taxes, property expropriation environmental legislation, foreign investment, environmental legislation land, water use, and mine safety can impact operations.
The Company’s mining and development properties in Brazil expose the Company to various socioeconomic conditions as well as to local laws governing the mining industry. The Brazilian government has a history of economic interventionism that can give rise to uncertainty. Operations can also be affected by government actions against third parties, such as artisanal miners, which can indirectly impact community perception of large mining companies and increase the risk of blockades and other interruptions to operations.
In May 2023, Mexico enacted comprehensive changes to its mining and water laws that contain several ambiguities, including how existing mining and water concessions will be treated. Supplementary regulations to the new laws are being developed but have not yet been released. Like others, the Company is facing uncertainty because of these new laws. In addition, criminal activity in Mexico, including cartel violence and organized crime, poses ongoing concerns. Despite protective measures, security incidents may still impact operations.
In late 2024, the incoming Trump administration in the United States signaled changes to US trade policies, including the introduction of new tariffs. The administration may also seek to roll back existing free trade agreements, which could have substantial impacts on global supply chains.
Uncertainty over whether the United States, Mexican, or Brazilian governments will implement changes in policy or regulation may contribute to economic uncertainty. Historically, politics in these regions have affected the performance of the economy and past political crises have affected the confidence of investors and the public generally, resulting in an economic slowdown.
Operational Risks
Equinox Gold’s principal business is the mining, processing of, and exploration for precious metals. The Company’s operations face typical industry risks, which could adversely affect the business, results of operations and financial position of Equinox Gold. These risks include variations in ore grade and tonnage, environmental hazards, industrial accidents, labour disputes, changes in laws, technical issues, supply delays, unexpected geological conditions and failures, climate-related events, power or water shortages and force majeure events.
Seasonal weather also impacts operations. Heavy rainfall can limit pit access and mining, while prolonged dry seasons can increase wildfire risk and cause droughts, affecting water availability for processing. These risks could lead to reduced production, damage to facilities, environmental harm, delays, economic losses and possible legal liabilities.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Cybersecurity and Information Systems
Targeted cybersecurity attacks, information technology or operations technology system failures, or security breaches could disrupt Equinox Gold’s operations, causing privacy breaches, property damage, or financial and reputational risks. The Company regularly tests controls and disaster recovery infrastructure. To address evolving threats, the Company continuously implements risk-prioritized controls, automated monitoring, alerting tools, and backup systems to restore normal operations. However, there is no certainty that these efforts will adequately protect the Company’s information technology systems and operations.
Construction Risks
Equinox Gold undertakes construction projects from time to time. Construction requires significant expenditures and actual costs may exceed budgeted costs. Costs and timelines can be affected by factors beyond the Company's control, such as inflation, weather, ground conditions, material availability, workforce performance, supply chain issues, shipping delays, equipment installation issues, design changes, and community acceptance. Project schedules also depend on obtaining governmental approvals, which can be unpredictable. Delays in commercial production start-up can increase costs and postpone revenue generation. Due to these risks and uncertainties, there is no guarantee that projects will proceed as expected, stay within budget, meet schedules, or operate as planned.
Permitting
Equinox Gold's operations, development, and exploration activities require numerous permits from various governmental authorities. The timing of obtaining these permits is often beyond the Company's control, which may lead to delays in exploration, development, construction, or ongoing operations. Additionally, previously issued permits may be suspended or revoked due to regulatory changes or court actions. There is no assurance that Equinox Gold will always obtain or maintain the necessary permits, which could negatively impact its operations.
Castle Mountain – Phase 2 Permitting
The Company’s ability to obtain all required licenses and permits for the Castle Mountain Phase 2 expansion is uncertain. The permitting process is complex and lengthy, involving many factors outside the Company’s control. Major permits may face appeals or administrative protests, leading to potential litigation and lengthy delays. These issues could affect the project's development timeline and adversely affect the Company’s business.
Los Filos Permitting
Changes in laws and proposed reforms in Mexico, along with the current political environment, have increased uncertainty about renewing or obtaining new permits for Los Filos. The success and timing of permit efforts are beyond the Company's control and may face appeals or protests, leading to potential reversals or lengthy delays. In April 2022, the Mexican Supreme Court issued a decision ordering the cancellation of two mineral claims previously issued to a mining company on the basis that free, prior and informed consultation with Indigenous peoples was not conducted by the Government before the relevant mineral claims were issued. The Court indicated that the relevant mineral claims may be reissued once the required consultations are complete. The draft decision increases the risk of other communities seeking similar injunctions in the future. These issues could impact ongoing operations at Los Filos and adversely affect the Company's business.
Climate Change
Climate change may create new operational risks for Equinox Gold. Governments are introducing stricter climate change regulations, which could increase taxes and operating costs. Physical risks, such as sea level rise, extreme weather, fires, water shortages, floods, landslides, and resource disruptions, may also impact the Company's operations and financial position. The Company has modeled potential climate change risks in an effort to mitigate them but cannot provide assurance that any such mitigation efforts will be effective.
In March 2021, a historic rain event caused widespread flooding in the Aurizona region and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site were not affected and remained operational. The Company subsequently received several fines from the local state government for environmental infractions related to turbidity in the local community’s water supply. In addition, public civil actions have been filed against the Company in both Maranhão State and Brazil Federal court that claim various damages because of the rain event and criminal environmental proceedings have been commenced against the Company by the Federal public prosecutor. The Company considers the fines and proceedings to be without merit.
In late March 2024, due to persistent heavy rains in the Aurizona region, there was a displacement of material in two locations in the south wall of the Piaba pit. As a result of this geotechnical event, access to the Piaba pit was temporarily restricted and mining paused while the Company implemented a remediation plan to ensure safe mining of the pit.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Water Availability
Water availability is an operational risk for many of the Company’s mine sites, which are in various climatic zones, including arid and semi-arid regions, as well as areas with distinct seasonal wet and dry periods.
Castle Mountain maintains water rights that include six producing wells at Castle Mountain, but additional sources of ground water may be required to expand throughput and gold production for the Phase 2 expansion. The Company has identified new water sources, constructed an initial water supply well, and applied for a right-of-way permit to construct a buried pipeline to transport additional water supply to Castle Mountain for the Phase 2 expansion. Without these efforts, a shortage of adequate water could prevent or limit the Company’s ability to expand production at Castle Mountain.
Santa Luz is situated in a semi-arid region of Brazil and relies on the annual rainy season to replenish its water supply. To help mitigate the risk of insufficient water availability from the Itapicurú River, the Company converted and expanded an existing TSF into a water storage facility to increase Santa Luz’s water storage capacity. The water is available for use as process water.
Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000 mm on average) of rainfall during the rainy season. Water is collected during the rainy season for use in the processing plant throughout the dry season. A new TSF completed at the end of 2023 provides additional water storage and water for recycling back to the process plant.
RDM is situated in a semi-arid region of Brazil and depends on the annual rainy season to replenish its water supply. Prolonged droughts previously resulted in temporary suspensions to operations. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff in a larger catchment area; however, insufficient water capture was realized, and operations were temporarily suspended in 2018 and 2019. Since 2020, there has been sufficient water captured within the water storage facility and the TSF to allow RDM to achieve continued operations through the dry season. While the Company has sufficient water to support current operations, there is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.
Uninsurable Risks
Equinox Gold faces various risks, including environmental conditions, industrial accidents, labor disputes, unexpected geological conditions, mechanical failures, cybersecurity incidents, regulatory changes, and natural phenomena like floods, fires and earthquakes. These risks could lead to property damage, personal injury, environmental harm, mining delays, financial losses, and legal liabilities.
Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting loss or liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.
Equinox Gold evaluates business risks and carries insurance where feasible, but not all risks are insurable. Coverage may have limits, deductibles, exclusions, and endorsements. Insurance for environmental pollution, exploration hazards, and cybersecurity attacks is often unavailable on acceptable terms. Uninsured losses could adversely affect the Company's business, operations, and financial position. Additionally, Equinox Gold may face liability for pollution or other hazards that are not insured, leading to significant costs and negative impacts on its business.
Defects in Land Title
Equinox Gold does not hold title insurance on its properties, making it difficult to ensure secure claims to mineral properties or mining concessions. Without surveys of all claims, the exact area and location may be uncertain. There are no assurances against title defects, and properties may be subject to unregistered liens, agreements, transfers, or indigenous land claims. This uncertainty could impact the Company's ability to operate or enforce its rights on these properties.
Environmental Risks, Regulations and Hazards
Equinox Gold’s mining operations are subject to environmental regulations, including air and water quality standards, land reclamation, and waste management. These regulations are becoming stricter, with increased fines and penalties for non-compliance, more rigorous environmental assessments, and greater responsibility for companies and their personnel. Future changes in environmental laws could adversely affect the Company's operations. Additionally, unknown environmental hazards from previous owners or operators may exist, for which Equinox Gold could be held liable.
Failure to comply with applicable laws, regulations and permits can lead to enforcement actions, including fines and orders to cease operations, and corrective measures requiring capital expenditures or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage arising from the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Artisanal miners (“Garimpeiros”) have mined and continue to mine on or near some of Equinox Gold’s Brazilian properties. Garimpeiros are known to use substances in their mining processes that can cause environmental damage. Equinox Gold has taken steps to address these activities and related environmental impacts, but there is no certainty that such activities will stop, and Equinox Gold may become liable for such environmental hazards caused by Garimpeiros.
The extraction process for gold and metals produces tailings, which are slurry and sand-like materials that are a product of the extraction process. Tailings are stored in engineered tailings storage facilities (“TSFs”) that are designed and inspected by independent engineers. However, hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas may result in environmental pollution and consequent liability.
Some of the Company’s operations use heap leaching, where ore is placed on impermeable pads and sprayed with a cyanide solution to recover gold. While designed and operated according to laws and industry standards, hazards such as seepage or geotechnical failure of a heap leach pad can lead to environmental pollution and consequent liability.
Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be impacted by real or perceived environmental, health and safety effects of those historical operations or those of other mining companies.
Water collection, treatment, and disposal at Equinox Gold's mines are strictly regulated and involve significant environmental risks. Failures in these systems could lead to untreated water or contaminants discharging into nearby areas, causing damage and economic losses. Such incidents could result in regulatory actions, fines, or permit revocations, adversely affecting the Company's operations and financial condition. Additionally, insurance may not cover losses or regulatory consequences from such events.
Government Regulation
Equinox Gold's operating, development and exploration activities are governed by various laws related to prospecting, development, production, exports, imports, taxes, labor standards, safety, toxic substances, waste disposal, environmental protection, endangered species, land and water use, and local land claims. Regulatory changes in the countries where the Company operates cannot be accurately predicted. Future adverse changes in government policies or legislation are beyond the Company's control and may affect laws on asset ownership, mining, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labor relations, and capital return. These changes could impact Equinox Gold's ability to operate, develop, and explore current and future properties as planned. The risk of future governments adopting significantly different policies, including asset expropriation, cannot be ruled out.
In May 2023, Mexico enacted comprehensive changes to its mining and water laws that contain several ambiguities, including how existing mining and water concessions will be treated. Supplementary regulations to the new laws are being developed but have not yet been released. In February 2024, Mexico’s then president proposed several constitutional reforms, including a prohibition on granting new open-pit mining concessions. Like others, the Company is facing uncertainty because of these new laws.
There is no guarantee that new or existing regulations won't adversely affect Equinox Gold's business, operations, or financial position. Changes to laws, regulations, or permits could negatively impact the Company or delay new mining projects. Non-compliance with laws or permits may result in enforcement actions, fines, or orders to halt or modify activities, potentially requiring costly corrective measures.
Taxation Risk
Equinox Gold is subject to various taxes, duties, levies, and government royalties in multiple jurisdictions. New or increased taxes could negatively impact the Company's operations and finances. The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including capital gains, withholding tax and transfer pricing). However, the Company cannot provide assurance that foreign taxation or other authorities will agree with the Company’s understanding and interpretation of applicable laws. The results of an audit of prior tax filings may have a material impact on Equinox Gold.
Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil and Mexico and is confident that long-term regular recovery of value-added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established. However, the Company cannot guarantee recovery of such taxes or that its activities will result in profitable processing operations.
Recent proposals in Canada could increase the capital gains inclusion rate, potentially impacting the company's cash flow and investors. In addition, the Organisation for Economic Cooperation and Development (OECD)'s Global Anti-Base Erosion Model Rules will impose additional tax burdens and disclosure requirements on large multinational enterprises like Equinox Gold as these rules continue to be enacted in more jurisdictions.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Acquisitions, Business Arrangements or Transactions
Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. However, the Company may face challenges in identifying appropriate acquisition targets, negotiating arrangements, financing acquisitions, or integrating acquired businesses. Acquisition risks include changes in commodity prices, integration difficulties, failure to realize synergies, unknown liabilities, regulatory delays, and litigation. There is no guarantee that announced financing sources will be successful or that additional funding will be available for development of projects or to refinance existing corporate or project debt. Delays in obtaining lender consent, executing agreements, or securing regulatory approvals may hinder investments. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.
Possible Failure to Realize Anticipated Benefits of the Arrangement Agreement
The Company’s ability to realize the benefits of the Arrangement Agreement with Calibre will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Equinox Gold’s ability to realize the anticipated growth opportunities and synergies from integrating Calibre’s business. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Equinox Gold, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of Equinox Gold to achieve the anticipated benefits of the Arrangement Agreement well as any anticipated benefits from possible future acquisitions.
While Equinox Gold completed a due diligence investigation of Calibre, including reviewing technical, environmental, legal, tax accounting, financial and other matters, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Calibre after closing of the Arrangement Agreement may have an adverse impact on the value of Equinox Gold’s Common Shares.
Reclamation Estimates, Costs and Obligations
Equinox Gold is subject to reclamation obligations after mining operations end. While closure costs are estimated using standard practices, the exact amounts needed for land reclamation are uncertain. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans, and reclamation strategies, potentially impacting the Company's business and financial position. Additionally, there is potential liability for cleaning up tailings left by others during previous periods of mining. Exact future reclamation costs are unknown and require detailed assessment and review.
Infrastructure
Mining, processing, development, and exploration activities rely on having and maintaining adequate infrastructure like roads, bridges, power, and water supply. Unusual weather, terrorism, sabotage, or government interference could negatively affect infrastructure that Equinox Gold requires to operate. Generators currently act as back-up for power outages at most of the Company’s mines but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.
Employee and Labour Relations
Some of Equinox Gold’s employees and contractors are unionized. Although the Company has labour agreements in place and places significant emphasis on maintaining positive relationships with unions and employees, there is risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages could significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.
Further, relations with employees and contractors may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its workforce may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Properties Located in Remote Areas
Certain of Equinox Gold’s properties are in remote areas with severe climates, posing technical challenges for exploration, construction, and mining. Equinox Gold benefits from modern technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. Additionally, remote locations can lead to increased costs and transportation difficulties.
Corruption and Bribery
Equinox Gold’s operations are governed by and involve interactions with various levels of government in multiple countries, requiring compliance with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. Enforcement and penalties under these laws have increased, leading to greater scrutiny and punishment for violations. A company may be found liable for violations by its employees, its contractors and third-party agents. Despite implementing training programs, monitoring, audits, and compliance policies, Equinox Gold cannot guarantee the Company, its employees, contractors or third-party agents will comply strictly with such laws. Violations could result in significant penalties, fines and sanctions, adversely affecting the Company’s reputation and business.
Sanctions on Nicaragua
If the Arrangement Agreement closes, Equinox Gold will acquire Calibre’s Nicaraguan operations. Canada and the United States both impose sanctions on Nicaragua that target individuals and entities associated with the Nicaraguan government. The sanctions are designed to pressure the Nicaraguan government to improve its human rights record and governance practices. While Equinox Gold completed a due diligence investigation of Calibre, including regarding Nicaraguan sanctions, the sanctions could increase operational risk for the Company in three ways: on closing of the Arrangement Agreement, Equinox Gold would acquire liability for any breach of applicable sanctions laws by Calibre; ongoing operations could be impacted in the event of non-compliance with the sanctions; and the existence of the sanctions could limit the financing and insurance options available to the Company with regard to the Nicaraguan operations.
Internal Controls Over Financial Reporting
Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation relating to internal controls over financial reporting on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.
Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.
No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.
If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the Company’s share price and harm its ability to raise capital. Failure to accurately report the Company’s financial performance on a timely basis could also jeopardize its continued listing on the TSX or NYSE American or any other exchange on which the Company’s common shares may be listed.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Equinox Gold May Become Subject to Additional Legal Proceedings
Equinox Gold is involved in litigation and proceedings in Canada, Brazil, Mexico, and the United States, and may face various claims, legal proceedings, regulatory investigations, and complaints. The outcomes of these actions are unpredictable and could adversely affect the Company's financial performance, cash flows, and operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Disputes may result in liens, claims, or other charges on the Company's assets and properties. Third-party claims could lead to the loss of commercially viable properties, impacting future revenues and operations. Even unsuccessful claims can be costly to defend.
Equinox Gold may also face compensation claims for losses or damages from its activities, along with civil or criminal fines for legal violations. Such actions could increase operating costs and negatively impact the Company's activities.
Management
Equinox Gold's success largely depends on its Board and management team. Losing their services could negatively impact the Company's business, operations, financial position, and growth prospects. There is no guarantee that Equinox Gold can retain its Board, management, or other necessary personnel, and failure to do so could adversely affect the Company.
Employee Recruitment and Retention
Recruiting and retaining qualified personnel is crucial for Equinox Gold's success. The pool of skilled individuals in mining acquisition, exploration, development, and operations is limited, and competition is intense, especially for engineers, geologists, and mining experts. As the Company grows, it will need more key financial, administrative, mining, marketing, and public relations personnel, as well as additional staff at its operations. While Equinox Gold aims to attract and retain qualified personnel, there is no guarantee of success due to increasing competition. Failure to do so could impair operational efficiency and negatively impact future cash flows, earnings, results, and financial condition.
Key Customers
The Company sells gold doré to a few key customers and losing any one of them could harm the Company’s financial performance. Issues such as agreement breaches, disputes, force majeure events, customer bankruptcy, logistics disruptions or events that negatively impact the Company’s relationship with a key customer could significantly impact the Company’s profitability, cash flow and financial condition.
Competition
The mining industry is highly competitive, especially for properties producing gold and other metals. Mines have limited lifespans, so Equinox Gold constantly seeks to replace and expand Mineral Reserves through exploration and new property acquisitions. However, there is a limited supply of desirable mineral lands, and Equinox Gold faces significant competition from larger companies with greater resources. This competition may prevent Equinox Gold from acquiring properties on acceptable terms.
Equinox Gold competes with other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining industry for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable projects or operations, gold producing companies, or properties having significant exploration potential. Consequently, there is no assurance that Equinox Gold's acquisition and exploration programs will yield new Mineral Reserves or maintain future production levels.
Speculative Nature of Mining Exploration and Development
The long-term success of Equinox Gold depends on the cost and success of its exploration and development projects, which are speculative and risky. Significant expenses are needed to locate and establish Mineral Reserves, and development only begins after satisfactory exploration results. Few explored properties become producing ones, and there is no assurance of discovering commercial ore bodies.
The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in project loss, damage to properties and facilities, environmental harm, delays in exploration and development, and potential personal injury or death.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

RISKS AND UNCERTAINTIES (CONTINUED)
Public Company Obligations
Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased the Company’s compliance costs and the risk of non-compliance, which could impact the market value of its common shares or other securities.
Equinox Gold must adhere to rules and regulations promulgated by several governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.
Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and divert management’s focus from revenue-generating activities to compliance.
No History of Dividends
Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and other factors as the Board considers appropriate.
Conflicts of Interest
Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such individuals to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the British Columbia Business Corporations Act and other applicable laws.

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2024. The impact of future accounting changes is disclosed in note 3(o) to the Company’s consolidated financial statements.
Critical Accounting Estimates and Judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s consolidated financial statements for the year ended December 31, 2024.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, Management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.
These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2024. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2024.
Internal Controls over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.
The Company’s ICFR includes policies and procedures that:
•are designed to provide reasonable assurance that accounting records are maintained that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•are designed to provide reasonable assurance that the Company’s receipts and expenditures are made in accordance with authorizations of management and the Company’s Directors; and
•are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Management assessed the effectiveness of the Company’s ICFR based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, Management concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2024.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance; the Company’s expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the expansions at Castle Mountain and Aurizona; the anticipated timeframe for residual leaching at Castle Mountain; the Company’s ability to successfully renegotiate new long-term agreements at Los Filos and the need to suspend operations indefinitely if those negotiations are unsuccessful; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the expectations for the Company’s investments in Versamet and Bear Creek; and the conversion of Mineral Resources to Mineral Reserves.
Forward-looking Information generally identified by the use of words like “believe”, “will”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “potential”, “intend”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct.
The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company’s ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; no labour-related disruptions; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; that the effect of any tariffs will not materially affect the price or availability of goods used by the Company at is operations; achieving design capacity at Greenstone in accordance with expectations; the expansion projects at Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company’s ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; the Company’s ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objectives related to environmental performance; the strategic visions for Versamet and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this MD&A.

Management’s Discussion and Analysis For the three months and year ended December 31, 2024

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; tariffs; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in this MD&A and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.